FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
June 17, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX APPOINTS CHIEF SCIENTIFIC OFFICER
Vancouver, BC (June 17, 2008) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today the appointment of Dr. Jean Bourgouin to the position of Chief Scientific Officer effective June 1, 2008. In his new role, Dr. Bourgouin will oversee the further clinical development of WEX’s lead product, Tectin for the treatment of cancer pain. In addition, he will have overall responsibility for WEX’s research and development programs. Dr. Anh Ho Ngoc will retain the position of Vice President, Regulatory Affairs.
Dr. Bourgouin brings to WEX over 25 years of global clinical drug development experience in the pharmaceutical industry. He joined Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada) in 1982 and held positions of increasing responsibility, serving as Vice President of Scientific Affairs at Sanofi-Aventis Canada for eight years. In this role, he had responsibility for all stages of clinical development and product registration in Canada as well as market access implementing health economics, health management and professional education strategies. He was previously Chief Medical Officer of WEX from March 2005 to March 2006. Subsequently, he has held the position of Vice President of Medical Affairs at Bradmer Pharmaceuticals.
Dr. Bourgouin is a graduate of Université de Montréal where he acquired a doctorate diploma in medicine. He went on to become Associate Professor in the Pharmacology Department of Université de Montréal. He received his B.A. from Collège Jean de Brébeuf, his M.Sc. in Pharmacology from Université de Montréal, and is a licensed member of the Medical Council of Canada.
“We are very pleased to welcome Dr. Bourgouin back to WEX,” said Bin Huang, WEX’s President and CEO. “In addition to his understanding of Tectin from his previous work with WEX, his training as a physician and extensive clinical experience in the pharmaceutical industry will add great value to our clinical program for Tectin. He also brings an excellent commercial background, which will strengthen our management team, as we seek to broaden the indications for Tectin and seek commercial partners.”
About Tectin
The active ingredient in Tectin is tetrodotoxin (TTX), a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.

WEX recently started a Phase III clinical trial of Tectin for the treatment of cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.
Market Opportunity
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
June 27, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS YEAR END FINANCIAL RESULTS
Vancouver, BC (June 27, 2008) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported major events and financial results for the fiscal year ended March 31, 2008. All amounts, unless specified otherwise, are in Canadian dollars.
Major Events
•
In May 2007, the Company filed a Clinical Trial Application with Health Canada for Tectin and subsequently received a No Objection Letter allowing the Company to conduct a Phase III clinical trial in cancer pain (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. In early April 2008, the Company announced the enrolment and dosing of the first patient in the TEC-006 trial.

•
In October 2007, the Company closed a private placement of equity and debt with CK Life Sciences Int’l. Inc. (“CKLS”), pursuant to a Subscription Agreement entered into in July 2007. Under the terms of the Agreement, a subsidiary of CKLS subscribed for 16,327,272 restricted voting common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and a convertible debenture to be received in a series of quarterly instalments in the principal sum of $15,600,000. The subscription agreement is available at www.sedar.com. The proceeds from the CKLS financing were used in part to pay out the holders of the 5.5% convertible debentures denominated in US dollars under which approximately $3.2 million (US$3.2 million) face value of the convertible debentures was outstanding for the agreed discounted lump sum amount of $2.0 million (US$2.0 million). Concurrent with the CKLS financing, the Company entered into settlement agreements with several parties, a termination agreement with a senior executive, and acquired the remaining 3% of Nanning Maple Leaf Pharmaceutical Co. Ltd.

•
In November 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes 2 years as CEO of GeneHarbour Technologies (Hong Kong) and 5 years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.

•
WEX has also successfully recruited an experienced financial controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a financial controller in Canada.

•
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.

Subsequent Events
•
In April 2008, the U.S. Patent and Trademark Office issued a Reexamination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As reexamined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans.

•
In June 2008, the Company appointed Dr. Jean Bourgouin to the position of Chief Scientific Officer. Dr. Bourgouin’s previous experience includes eight years as Vice President of Scientific Affairs at Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada). He also served as Chief Medical Officer of WEX from March 2005 to March 2006 and subsequently, he has held the position of Vice President of Medical Affairs at Bradmer Pharmaceuticals.

Financial Results
For the fiscal year ended March 31, 2008, the Company recorded a net loss of $2.799 million ($0.05 per share) compared to a net loss of $4.760 million ($0.13 per share) for the fiscal year ended March 31, 2007. This decrease in net loss of $1.961 million is due to, amongst other items, gain in the settlement of the series 5.5% convertible debentures, recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash, cash equivalents and short-term investments of $3.816 million as at March 31, 2008 compared to $1.627 million as at March 31, 2007.
For further details, please refer to the Consolidated Financial Statements and Management’s Discussions and Analysis for the fiscal year ended March 31, 2008 on www.sedar.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2008
Dated: June 25, 2008

Page i

WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2008
Dated: June 25, 2008
Preliminary Matters
Information Concerning Forward-Looking Statements and Information
Certain statements in this Annual Information Form (“AIF”), including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information about:
•	our estimates regarding capital requirements;
•	our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs; and
•	our expectations with respect to existing and future collaborations and licensing transaction with third parties.
Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
With respect to forward-looking statements and information contained herein, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following:
•	our ability to raise additional funding to, among other things, fund operations and continue the research and development of our technologies;
•	our early stage of development, our lack of product revenue from our Tetrodotoxin (“TTX”) products, our limited operating history and our history of operating losses;
•	clinical trials for our product candidates are expensive, time consuming, and their outcome is uncertain;

•	our ability to source a supply of TTX sufficient to meet clinical trial requirements;
•
our ability to enter into strategic partnerships and collaborations for our products and the risk that any such partnerships and collaborations may fail to successfully develop or commercialize our technology to which they have rights;

•	our ability to develop, manufacture, market and sell our products;
•	the value of our investment in Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”) is dependent on continued political, economic and social stability in China;
•	we are highly dependent on the efforts and abilities of our senior management, scientific, technical and support personnel; and
•	our ability to protect our intellectual property and operate without infringing the intellectual property rights of others;
as well as those factors discussed under “Risk Factors” herein.
Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein, are qualified by this cautionary statement.
Definitions
The expressions the “Company”, “we”, “us” and “our” and similar terms refer to WEX Pharmaceuticals Inc. and its subsidiaries, unless the context otherwise requires. “WEX” refers to WEX Pharmaceuticals Inc.
Currency
Dollar amounts in this AIF are denominated in Canadian dollars unless otherwise indicated. References herein to RMB are to the official currency in the mainland of the People’s Republic of China (PRC). References herein to US$ are to the lawful currency of the United States.

Corporate Structure
Incorporation
WEX was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987 under the name “Overbridge Farms International, Ltd.” On June 10, 1992, its articles were amended to change its name to “Wex Technologies Inc.” On October 13, 1992, its articles were amended to change the number of directors from three to a minimum of three and a maximum of ten. On August 8, 1996, its articles were amended to change its name to “International Wex Technologies Inc.” and to provide that the issued and outstanding shares be consolidated on a seven for one basis. On October 16, 1997, its articles were amended to allow the directors to appoint one or more additional director(s) to hold office between annual general meetings, provided the total number of directors appointed in a year did not exceed one-third the number elected at the previous annual general meeting. On October 21, 2004, its articles were amended to change its name to “WEX Pharmaceuticals Inc.” On August 16, 2007 in contemplation of the CKLS Financing (as defined below) the directors of WEX amended its bylaws in respect of matters relating to its committees, officers, number of directors and shareholder meetings, which amendments were confirmed and approved by WEX’s shareholders on September 17, 2007. On October 16, 2007 its articles were amended to redesignate its common shares as restricted voting shares (the “Shares”), to create a class A special share (the “Class A Share”) and to make consequential changes to the rights, privileges, restrictions and conditions attached to the redesignated shares. WEX’s Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “WXI”.
WEX’s registered office is at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and its head office is at 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.
Inter-Corporate Relationships
Except as otherwise disclosed herein, the following table illustrates WEX’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated	Ownership
Subsidiaries	under the laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	British Columbia, Canada	100%

Ä WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

Ä Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	100%

IWT Bio Inc. (“IWT”)	Canada	100%

General Development of The Business
We are a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan).
From 1992 to March 31, 2008, through various private placements of Shares (including the exercise of options and warrants), short term bridge financing and the issuance of convertible debentures, the Company raised a net total of $60,454,482, $430,192 and $11,527,942, respectively.
As at March 31, 2008, the Company’s accumulated deficit was $72.5 million.
Corporate History
On or about March 15, 1988, WEX Medical Instrumentation Company Limited (predecessor in name to WEX-HK) was formed in Hong Kong to handle research and manufacturing of medical devices. The Company was assigned the U.S. manufacturing and marketing rights to a patented electronic heart monitoring device (the “HD-3”). The manufacturing and sales of the HD-3 stopped in 1994. Repairs and after sales support ceased after the year 2000. On February 20, 1989, WEX Medical Instrumentation (Canada) Ltd. (predecessor in name to WEX-Med) was incorporated under the Company Act (British Columbia) as an investment holding company. On or about September 26, 1990, WEX-Med became the parent company of WEX-HK by acquiring all of its issued shares.
In 1992, with a view to raising capital for expansion, WEX-Med organized a reverse take-over of Overbridge Farms International, Ltd. (predecessor in name to WEX), the shares of which were listed on the Alberta Stock Exchange. As a result of the reverse take-over transaction, WEX-Med became a direct wholly-owned subsidiary of WEX and as WEX-Med beneficially owned all of the shares of WEX-HK, WEX-HK became an indirect wholly beneficially owned subsidiary of WEX.
In 1994, WEX-HK began to focus on the research and development of potential uses and applications of TTX through NMLP, its then 51% owned subsidiary in China. In November 2001, WEX concluded an agreement with WEX-HK and Tianjin Fairwood Furniture Mfg. Co. Ltd. (“Tianjin”) whereby WEX-HK purchased Tianjin’s 46% interest in NMLP in exchange for the issue to Tianjin of 2,598,425 Shares of WEX at an agreed price of $2.54 per Share (the “Tianjin Transaction”). Following the completion of the Tianjin Transaction the Company owned 97% of NMLP. In November 2007 the Company completed its purchase of the remaining 3% of NMLP for a negotiated sum and NMLP became a wholly owned subsidiary of WEX-HK.
IWT was incorporated on November 14, 2003 under the CBCA with its registered office in Quebec, Canada to carry out regulatory and clinical trial activities for the Company in Canada. IWT’s office is currently located at Suite 2500, 1000 de la Gauchetiere Street West, Montreal, Quebec, H3B O2A.
Recent Developments
Financial Situation and Financing
In July 2007, WEX entered into a subscription agreement (“Subscription Agreement”) with CK Life Sciences Int’l., Inc. (“CKLS”) with respect to a private placement of equity and debt (the “CKLS Financing”).
Prior to the closing of the CKLS Financing, an affiliate of CKLS provided a short-term bridge loan of approximately $430,000 (the “Bridge Loan”) to WEX.

The private placement closed on October 17, 2007. Under the terms of the agreement, Pharmagesic (Holdings) Inc., (the “CKLS Designee”) an indirect wholly-owned subsidiary of CKLS, subscribed for 16,327,272 Shares of WEX, representing approximately 27% of the issued and outstanding Shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and was issued a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, to be advanced by the CKLS Designee by way of initial advance of $2,000,000 and six quarterly installments payable through March 31, 2009. The initial advance and first two quarterly installments under the Debenture totaling $5,500,000 have been received and are to be subsequently followed by further quarterly advances totaling $10,100,000 provided certain conditions are met. See “Description of Capital and Debt”.
The proceeds from the CKLS Financing have been used to repay in full the Bridge Loan (plus accrued interest), to pay out the holders of the UOB Debentures (as defined below), to pay closing costs of the CKLS Financing and to repay outstanding accounts payable balances. The balance of the funds received and future Debenture installments will be used to fund the Company’s planned Phase III clinical trials of Tectin (as defined below) and working capital needs.
A copy of the Subscription Agreement and the Debenture are available at www.sedar.com under the Company’s profile.
Concurrent with the CKLS Financing, the Company entered into settlement agreements with several parties, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the year ended March 31, 2008. See “Legal and Regulatory Proceedings”.
During the year ended March 31, 2008, none of our outstanding options were exercised.
Clinical Trials
The Company is currently developing Tetrodotoxin (“TTX” or its trade name “Tectin”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain following the preliminary findings of the Data Monitoring Committee (a committee of independent experts appointed by us to review data). Subsequently, a detailed analysis of data generated from the WEX-014 trial was completed and presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and WEX received No Objection Letters in June and September 2007 from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction together with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances until further resources are available or until the Company enters into a suitable partnership/collaboration. The development of a local anaesthetic comprising TTX is currently in the pre-clinical stage.

Intellectual Property
In November 2005, the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia”, originally issued on June 18, 2002, be re-examined in light of prior art discovered during an extensive search. WEX chose to voluntarily undergo reexamination to ensure that this patent remained strong and enforceable. On April 29, 2008 the Company announced the successful issuance of a Reexamination Certificate. This patent, as re-examined, maintains broad protection for the use of TTX, at pharmaceutically relevant doses, to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration.
On May 22, 2007 a successful appeal to the European Technical Board of Appeal was also granted, setting aside the decision refusing to grant a patent for the subject matter claimed in the European patent application corresponding to U.S. 6,407,088. At the order of the Technical Board of Appeal, the matter is now back before the European examining division for further prosecution. We continue to await an office action from the European examining division.
Strategic Alliances
On May 10, 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Board and Management Changes
In November 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes two years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and five years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.
WEX has also successfully recruited an experienced Financial Controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a Financial Controller in Canada. Mr. Choo assumed the responsibilities of the Company’s former acting Chief Financial Officer, Mike Lam, who stepped down after the completion and filing of the second quarter’s financial statements. Mr. Lam was appointed acting Chief Financial Officer in October 2007 and resigned in January 2008 and Dr. Huang, WEX’s current President and Chief Executive Officer was appointed Chief Financial Officer.
Since March 31, 2007, the Company has undergone significant turn-over and a number of its officers and key employees are no longer with the Company. For further information, see “Description of the Business — Human Resources”.

Legal and Regulatory Proceedings
As a condition to the completion of the CKLS Financing, the Company settled a number of outstanding disputes and claims and entered into settlement agreements with numerous parties, including two former officers and a significant shareholder. Among the claims settled were those made by a former officer alleging wrongful dismissal and seeking damages including lost wages and other benefits. Proceedings were initiated against WEX and WEX-HK in the British Columbia Supreme Court and WEX-HK with the Hong Kong Labour Tribunal. In relation to the action initiated in the British Columbia Supreme Court in respect of the forgoing claims, the Company and Tianjin filed claims and counter claims relating to the acquisition of a 46% interest in NMLP by the Company from Tianjin. The Company had declined to authorize the release of tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of fiduciary responsibility. Tianjin, in turn, pursued a claim against the Company for breach of the escrow and share purchase agreements seeking damages of $3,648,185 arising from the Company’s failure to release the various tranches of shares from escrow as scheduled. Further, Tianjin initiated an action against the Company in the Guang Xi Nanning Middle Peoples Court in relation to the breach of the escrow and share purchase agreements. These claims were settled in October 2007 at a cost of just under $1 million to the Company. A portion of the proceeds received from the CKLS Financing was used to make the settlement payments. The Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities in prior quarters.
The Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they were entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. On April 26, 2007 the Company paid $70,000 on account of uncontested expenses and the arbitration was adjourned pending attempts to resolve claims in respect of the contested expenses. An additional $26,000 was accrued in accounts payable and accrued liabilities as at March 31, 2008 and is disclosed as restructuring costs in the statement of operations. In March 2008 the parties settled and the arbitration was terminated, a final payment of just under $26,000 was made by the Company in relation to this matter in May of 2008.
WEX is currently in discussions with the United States Securities and Exchange Commission regarding a compliance matter.
On April 25, 2008 WEX received formal demand for payment of approximately $1 million in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
See “Legal and Regulatory Proceedings”
Description of the Business
Overview
We are dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. We have two product candidates in various stages of development, both derived from the Company’s Tetrodotoxin platform technology.
In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures Tetrodotoxin for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.

Platform Technology
Tetrodotoxin
Our platform technology is built upon Tetrodotoxin (TTX), a naturally-occurring sodium channel blocking compound extracted from the puffer fish. TTX appears to be produced by symbiotic bacteria found not only in puffer fish, but also in newts, frogs, clams, crabs, starfish and the Australian blue-ringed octopus. Marine animals containing TTX can generally be found in the waters between the Tropics of Cancer and Capricorn.
Mechanism of Action
TTX is a prototypical voltage-gated sodium channel blocker that has been widely used as a neuropharmacologic probe. Sodium channel blockers prevent the diffusion of sodium ions through the sodium channel, thereby suppressing the depolarization and propagation of action potentials in nerve cells.
The flow of sodium ions into nerve cells is a necessary step in the conduction of nerve impulses in excitable nerve fibres and along axons. Normal axon cells have high concentrations of potassium ions and low concentrations of sodium ions and have a negative potential. Stimulation of the axon results in an action potential which arises from a flow of sodium ions into the cell and the generation of a positive membrane potential. Sodium ions flow through cellular membranes employing the sodium channel.
TTX impedes the entry of sodium ions into the nerve cell and blocks the conduction of nerve impulses along nerve fibres. TTX is rather specific in blocking the sodium channel, impeding the flow of sodium ions, while having no effect on potassium ions. TTX is also rather selective to nerve and skeletal muscle sodium channels and not cardiac muscle sodium channels.
For several decades, pharmacologists have recognized that blockage of the sodium channel caused both sensory blockade and motor paralysis of the area innervated. Injectable amide anaesthetics used to produce nerve blocks such as bupivacaine, lidocaine and procaine elicit their antinociceptive effect by reversibly blocking the sodium channel by binding to a different site on the channel. The potent antinociceptive effect of TTX is attributable to its high affinity binding to the sodium channel.
Product Development Programs
WEX’s TTX platform has a variety of applications. The Company’s principal business strategy is to develop TTX in two therapeutic indications addressing the analgesic and local anaesthetic markets.
1.
Analgesia — The Company’s lead product, Tectin, is Tetrodotoxin for the management of chronic pain. Tectin is currently under clinical investigation for inadequately controlled moderate to severe cancer-related pain. In the future Tectin will be investigated in the management of other pain indications.

2.	Local anaesthesia — The Company’s second indication for Tetrodotoxin is local anaesthesia, combined with other local anaesthetics.

Analgesia Market
Pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.
Pain Intensity
•	Mild Pain — Includes common pains, such as headaches or joint pain. People typically treat mild pain with over-the-counter drugs such as aspirin, ibuprofen, and acetaminophen.

•
Moderate Pain — Pain resulting from minor surgery or arthritis are examples of moderate pain. Physicians typically prescribe opioid painkillers to treat moderate pain. Opioid painkillers come in three varieties: weak opioids, strong opioids and synthetic opioids. Weak opioids, such as hydrocodone or codeine, are generally used to treat patients with moderate pain.

•
Severe Pain — Patients experiencing severe pain often suffer from a serious underlying illness, such as AIDS or cancer. Severe pain can also result from major surgery, nerve damage or undetermined causes. Patients experiencing severe pain often require a strong opioid, such as morphine, methadone or fentanyl, to achieve adequate pain relief.

Types of Pain
Pain can be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours or days. Chronic pain persists long after an injury has healed and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient’s mood, personality and social relationships. As a result, patients with chronic pain commonly suffer from both their state of physical pain as well as a general decline in their quality of life.
Based upon its presumed cause and sensory characteristics, pain may also be classified into three broad categories: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distortion injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.
Pain Management Market
The medical effort to treat pain, known as pain management, addresses a large market. Pain is a worldwide problem with serious health and economic consequences. For example, in the United States:
•
According to the U.S. National Institute of Health, the effects of pain result in approximately $100 billion of costs annually in medical expenses, lost wages and other costs. A study cited by the American Pain Foundation found that 50 million workdays were lost to pain in 1995; and

•	Studies cited by the American Pain Foundation indicate that over 75 million Americans suffer serious pain each year, but only 1 in 4 receives adequate treatment.

Drugs are one of the key elements in the treatment of pain. The worldwide market for pain drugs totaled $50 billion in 2005 and is expected to increase to $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report “Pain Therapeutics — Drugs, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including:
•	a rapidly aging population;

•	patients’ demand for effective pain relief;

•	increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers; and

•	longer survival times for patients with painful chronic conditions, such as cancer and AIDS.
Narcotics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. Advances in narcotics during the past 20 years have primarily been in improved methods for the delivery of existing narcotics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotics and may receive other classes of analgesic medications.
Although morphine and other narcotics are considered the most effective analgesics, some patients who use them do not obtain complete pain relief. For some, they are totally ineffective. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, constipation, decreased respiratory function, addiction and death. Tolerance to opioids can pose a problem, as it can occur in as little as a few days and increased dosage may be necessary for successful pain management. In addition, due to their potential for abuse, narcotics are strictly controlled by regulatory agencies in Canada and the United States.
Non-narcotic analgesics, including acetaminophen and Non Steroidal Anti-Inflammatory Drugs (“NSAIDs”), such as ibuprofen, are widely used to treat mild-to-moderate pain. Some NSAIDs require a prescription and others are available as over-the-counter medications. Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of gastrointestinal (“GI”) side effects, such as ulcers and bleeding.
Market Potential
Drug therapy is the cornerstone of cancer pain management. Pain is the most common symptom of advanced or late-stage cancer. Pain studies indicate that 30% to 50% of cancer patients currently receiving cancer treatment experience chronic pain, and 75% to 90% of people with advanced disease also experience similar pain (Oncology Journal, May 1999, R.K. Portenoy). Cancer causes pain in many different ways: a tumour physically pressing on an organ, cancer cells migrating inside bones damaging their structure or cancer growing directly into a nerve. Some pain results from the treatment of cancer itself. Chemotherapy can sometimes cause neuropathy and radiation therapy can damage healthy tissue, which may be painful.
In Canada, in the year 2008, an estimated 166,400 new cases of cancer are expected to occur (Canadian Cancer Society / National Cancer Institute of Canada: Canadian Cancer Statistics 2008). In the U.S., the new cases of cancer for the year 2008 are estimated to be 1,437,180 (American Cancer Society: Cancer Facts & Figures 2008).

Other Indications and Markets
Local Anaesthesia
Local anaesthesia usually involves the injection of a local anaesthetic drug with a needle. Different local anaesthetic drugs differ in their side effects, dosages and duration of action. Regional anaesthesia involves the injection of local anaesthetic drugs in such a way that a large number of nerves are blocked. This results in large regions of the body being without sensation. There are many different methods depending on which area of the body needs to be affected. In the case of spinal anaesthesia, for example, local anaesthetic drugs are injected into the fluid surrounding the spinal cord. A spinal anaesthetic can result in the loss of sensation of the entire lower half of the body and is often used for surgery on the legs or lower abdominal area.
Business Strategy
Our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain. To achieve this goal, we plan to continue to conduct and manage research, preclinical development, clinical development and manufacturing ourselves and to partner with other companies to access their marketing and sales capabilities. Presently, the Company’s activities and resources are heavily concentrated on our clinical trial program for TTX in cancer pain.
In general, the Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for Tectin and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and/or to take advantage of their marketing and distribution capabilities, which would be difficult and expensive for us to establish in-house. Such strategic alliances could take several forms ranging from traditional licensing agreements, with upfront payments, milestone payments, and royalties, to joint ventures, with profit sharing arrangements.
Our main focus is to commercialize Tectin to manage advanced cancer pain followed by other pain indications. Our strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, we believe that this will facilitate the regulatory approval process to achieve early commercialization of Tectin for this indication. Tectin is in Phase III clinical development in Canada. Development and commercialization of Tectin for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources. See sections titled “Description of the Business — Clinical Trials Involving TTX” and “Risk Factors”.
Marketing and Sales, Manufacturing, and Research Agreements
Marketing and Sales Agreements
On May 10, 2007, the Company concluded a termination agreement (the “Termination Agreement”) with Esteve which terminated the collaboration on the development of all our product candidates derived from Tetrodotoxin. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining regulatory approval for marketing TTX in Europe. As a result of the Termination Agreement, WEX regained exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement for with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for drug withdrawal applications of TTX in China. Due to the lack of clinical trial activity in China, which could take years to complete, it is unlikely that the Company will realize any revenues from this distribution agreement in the foreseeable future, and the Company may never realize any such revenues.

Manufacturing Agreements
Pursuant to a Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (precedessor to Sandoz Canada Inc.) (“Sandoz”) dated March, 2004, Sandoz manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however, the parties have continued to operate under its terms. Pursuant to this agreement, Sandoz Canada has a right of first refusal to acquire an exclusive license for the Company’s injectable products in Canada. See “Manufacturing — North America” for further details.
Research Agreements
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Regulatory Requirements
A variety of legislation governs the development, manufacture, and sale of pharmaceutical products. When a company wishes to market a new drug, it must present substantial scientific evidence of the product’s safety, efficacy and quality as required by the Food and Drug Act and its Regulations in Canada, or the Food and Drug Administration (“FDA”) in the U.S. A company must submit a complete dossier to the regulatory authorities in each of the countries where it wishes to market a product, and each authority may require additional studies to meet specific local regulatory requirements prior to granting marketing approval. In Canada, the authority having jurisdiction over the review and approval of new drugs is Health Canada (“HC”). The FDA and the European Medicines Agency (“EMEA”) have similar jurisdiction in the United States and Europe, respectively.
Preclinical (Animal Stage) studies seek to determine the pharmacology, toxicity and metabolism of a new drug in animals before it is administered to humans. All of the data collected during the pre-clinical studies must then be presented to the regulatory authority in the country concerned to obtain formal approval to perform clinical studies in humans. This process is called an Investigational New Drug (“IND”) application in the United States or a Clinical Trial Application (“CTA”) in Canada.
Clinical drug development is often described as consisting of four temporal phases (Phase I-IV), with the results of each stage being reviewed before approval is given for the next stage.
Phase I (Human Pharmacology Stage) starts with the initial administration of investigational new drugs into healthy volunteers. The objectives are to explore drug metabolism and drug interactions, and to estimate the initial safety and tolerability.
Phase II (Therapeutic Exploratory Stage) seeks to determine the dose and regimen for Phase III trials, and to provide basis for confirmatory studies design, endpoints and methodologies. Studies in Phase II are typically conducted on a group of patients who are selected according to relatively narrow criteria, leading to a relatively homogeneous population. Phase II studies are sometimes divided into Phase IIa and Phase IIb. Phase IIa studies typically assess dose response and Phase IIb studies typically assess efficacy.

Phase III (Therapeutic Confirmatory Stage) is used to confirm the therapeutic benefit, to refine the understanding of the benefit/risk relationship in general or with respect to special populations, or to demonstrate that a drug is safe and effective for use in the intended indication and recipient population.
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be required by the regulatory agencies as a condition of approval.
HC or the FDA may hold or interrupt clinical studies if the safety of the subjects is compromised. Once the Phase III has been completed, the company will prepare a registration dossier which includes the technical (chemistry, manufacturing and controls) as well as the pre-clinical and clinical studies demonstrating the quality, efficacy and safety of the product for market authorization. This application is known as a New Drug Application (“NDA”) in the United States or as a New Drug Submission (“NDS”) in Canada.
Drug manufacturing is also regulated. Companies are required to ensure that they comply with Good Manufacturing Practice (“GMP”) regulations, which are quality standards that require the control of production activities, raw-material procurement, complaint handling, product recalls and labeling.
Pre-Clinical Trials Involving TTX
Commencing a decade ago, principally in the research facilities operated by NMLP and in medical research institutions under agreements with NMLP, TTX was tested in animal models for the experimental treatment of opioid withdrawal. These observations led to the study of TTX at clinical doses as a systemic analgesic in various species and to the discovery that the compound is up to 3,200 times as potent as morphine in rats.
Comprehensive primary and secondary pharmacology and toxicology studies were performed according to Good Laboratory Practice (“GLP”) through Contract Research Organizations (“CROs”) in Canada and Europe. The results qualified the Company to file and maintain active IND status with Health Canada, the FDA, and China’s regulatory bodies.
Clinical Trials Involving TTX
Preliminary Studies in China
Prior to 1995, the regulatory system governing the approval for the manufacture and marketing of new drugs in China was administered at the provincial level and considerable pre-clinical testing of TTX was undertaken in compliance with provincial regulations. Pre-clinical research found TTX to be a non-addictive agent that is significantly more effective than clonidine for the treatment of withdrawal in primate models of opioid addiction. In 1995, the State Food and Drug Administration (“SFDA”), an agency of the Chinese central government was formed and new regulations required pre-clinical testing to meet new and enhanced standards. The Company completed a number of additional pre-clinical tests and submitted the results, which validated previous findings, to the SFDA.
In addition to pre-clinical studies, small quantities of TTX were made available to selected Chinese state-run addiction clinics for compassionate use and a certain number of opioid addicted patients were treated.

Clinical Trials in China
An application analogous to a CTA in Canada was submitted to the SFDA in December 1999. The review and approval was delayed to March 2002 because of a reform of China’s drug administration and drug registration procedures. The Phase I clinical trial was conducted from May 2002 to July 2003.
Forty nine healthy volunteers participated in a sequential design, randomized, double-blind, acute single ascending dose study and twenty-five healthy volunteers participated in an open label, ascending multiple dose study. All participants completed the study; none were withdrawn from or discontinued the study. The results showed that TTX is well-tolerated in acute single intramuscular doses of up to 55 µg. The intensity of the reported adverse events was generally mild or moderate. At the highest doses, numbness of lips, fingers, and toes typically occurred. Tetrodotoxin was found to have no adverse cardiovascular effect at any dose level. Blood, urine, kidney and electrocardiogram (“ECG”) results were all in the normal range for all subjects.
The Phase II clinical development for TTX was approved in China in February 2004 and commenced in July 2004. The first part of the dose-ranging preliminary study results was disclosed in October 2005. In January 2005, the Company received an approval letter for Phase II clinical trials on opiate withdrawal from the SFDA. Due to limited resources and patent issues, the Company has suspended development of TTX for drug withdrawal. See sections of this AIF titled “Description of Business — Business Strategy”; “Intellectual Property” and “Risk Factors”.
Clinical Trials in North America
Analgesia
Two Phase I clinical studies in North America were conducted in 2001. The first study, WEX-001, “A Sequential Design, Randomized, Double-Blind, Acute Single Ascending Dose study of the Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, tested single doses of the active drug in an ascending manner from very small to high doses, in the microgram range. Each dose was tested in separate groups of eight subjects with six receiving active drug and two receiving placebo. Measures included 12-lead and telemetric ECG, vital signs, neurological examination, a cold-pressure pain test, a digit-symbol substitution test and subjective scales. All doses, including the highest dose given, were well tolerated. The most commonly reported side effects were numbness and tingling at peripheral sites such as the fingers, toes and lips.
The second study, WEX-002, “A Randomized, Double-Blind, Placebo-Controlled Study of Multiple-Dose Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, was completed in June 2001. In this study, TTX was tested intramuscularly in doses of 7.5 µg up to 48 µg every four hours, four times per day, for four days. Each dose was tested in a separate group of eight subjects, six receiving active drug and two receiving placebo. Based on this study, the maximum tolerated multiple dose of TTX in healthy normal volunteers was determined to be 36 ìg intramuscularly every four hours, four times daily for four to seven days.
A subsequent CTA application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a No Objection Letter was received in August 2001. The Phase IIa was a dose-ranging study with up to six dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. The study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (Tectin) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (≥ 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from TTX treatment based on both objective criteria and clinical judgment. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15. The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004. The results of the Phase II study have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2007 Aug; 34(2): 171-182).

A Phase IIb/III pivotal trial was filed in November 2003, and a No Objection Letter was received in December 2003 from HC. The study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (Tectin) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.
An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the WEX-014 study. Data was reviewed by the Data Monitoring Committee (the “DMC”), a committee of independent experts appointed by the Company. The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make a recommendation to the Company regarding continuation or early termination of the study. The DMC did not have any serious concerns about the safety profile of TTX. Based on the results of the planned intent-to-treat and efficacy population, the DMC concluded that the results of the primary efficacy endpoint (a statistical difference from placebo in pain reduction) would not have been able to succeed in demonstrating efficacy of drug over placebo, leading to the DMC’s recommendation to terminate the trial. However, the DMC emphasized that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed.” The continuation study, WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin) for moderate to Severe Cancer-Related Pain,” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with TTX in order to further study drug efficacy and safety was also terminated.
In light of the DMC’s recommendations, the Company conducted a detailed post hoc analysis of the data generated from the WEX-014 study. Decreased intake of opioids and analgesics, and quality of life parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, were evaluated in this analysis. Analysis of secondary endpoints and an exploratory post hoc analysis suggested that there might be a robust analgesic effect if a composite endpoint was used including either decrease in pain level or reduction in opioid dose, plus improvement in quality of life. The re-analysis of the data was presented to Health Canada, which approved the Company’s request to resume the clinical development of TTX in cancer-related pain. The results of the post hoc analysis have been published in a peer reviewed journal (Journal of Pain and Symptom Management 2008 Apr; 35(4): 420-429).
Based on the post hoc analysis, the Company developed protocols for Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and filed CTA applications with Health Canada. WEX received No Objection Letters from Health Canada in June and September 2007, permitting the Company to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction or reduction of opioid use with an improvement in quality of life will be used to define true responders to treatment. The secondary endpoints include the onset and duration of pain relief. The trial will enroll patients with moderate to severe inadequately controlled cancer-related pain related either to their disease or its treatment. Patients will be randomly assigned to receive either TTX or placebo for a treatment period of four days. Efficacy and safety assessments will be conducted over a period of fifteen days or until pain returns. Enrolment and dosing of the first patient in the TEC-006 trial occurred in April 2008.

All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in the open-label trial (TEC-006OL) where all patients will receive TTX. In TEC-006OL, multiple cycles of TTX will be given as long as patients experience pain relief. This open-label trial is designed to gather long-term efficacy and safety data.
The TEC-006 and TEC-006OL clinical trials will be conducted at approximately 15 medical centres in Canada. The Company anticipates that the enrolment of the 120 patients will take 18 to 24 months. An interim analysis will be conducted after 60 patients have completed dosing and data is available for analysis. If successful, the results of these clinical trials would be the basis for regulatory filings in Canada seeking approval to market TTX for cancer pain.
Drug Withdrawal
A study on the efficacy and safety of TTX alleviating naloxone-precipitated withdrawal in Methadone maintained subjects was completed in December 2004. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 µg of subcutaneous TTX, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects.  However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design TTX was not administered while subjects were experiencing withdrawal symptoms.
The Company will continue to focus its efforts on the commercialization of TTX for pain management and therefore, will not pursue the development of TTX for drug withdrawal until further resources are available or a collaboration is entered into.
Other Trials
In December 2003, the Company received permission from Health Canada to commence an open-label compassionate-use clinical trial in various types of pain other than those associated with cancer. This trial is ongoing.
In May 2006, the FDA approved an IND application to initiate a clinical trial of TTX. This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. This trial has not yet started.
Manufacturing
North America
As noted above, in March 2004, an agreement was signed with Sandoz Canada to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe from Active Pharmaceutical Ingredient (API) produced by NMLP in China. The term of this agreement has expired, however the parties continued to operate under its terms for the production of clinical lots for the TEC-006 and TEC-006OL trials. The agreement provides Sandoz Canada with a first right of refusal, which has not expired, to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favorable price during the initial three year term. There can be no assurance that Sandoz Canada will continue to manufacture clinical lots of product for future clinical trials. The agreement does not cover commercial manufacturing. See “Risk Factors”.

China
Additional research and development and manufacturing activities are conducted by NMLP at its facilities in Nanning, Guang Xi, China.
Manufacturing of Tetrodotoxin API
Through NMLP’s proprietary processing equipment, Tetrodotoxin is extracted from puffer fish and then refined using NMLP’s proprietary process. The puffer fish is found in abundance in the China Sea and other warm waters in Asia. While no commitments have been made to purchase the puffer fish, we have held discussions with a number of potential suppliers and we believe we will experience no difficulty in obtaining sufficient raw material at reasonable prices.
Manufacturing of Other Products
NMLP carried on some limited manufacturing of generic drugs and traditional Chinese remedies, which are currently for sale exclusively in China. NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China. The Nanning facility is capable of producing small-volume injectable products. The GMP license for this facility, however, expired in April 2008, and manufacture activities were suspended. Re-certification of the facility will require upgrade and validation of the facility and equipment. Currently, management is reviewing strategic options for this non-core business.
Intellectual Property
Patents
The Company, and the pharmaceutical industry in general, attach great significance to patents and the protection of industrial secrets for new technologies, products, and processes. Accordingly, the Company’s success depends, in part, on our ability to obtain patents or rights thereto in order to protect our proprietary technologies, and carry on activities without infringing the rights of third parties.
WEX’s strategic approach has been to build a portfolio that provides broad protection surrounding our lead commercial candidate, and formulations and clinical applications for this and related compounds. The patent portfolio also provides a tiered protection strategy to provide back-up patent positions for other candidates, and other commercially significant areas. The Company continues to maintain a significant patent portfolio, including both issued patents and pending patent applications, and will continue to seek to protect its novel proprietary technology by filing patent applications, unless it believes that keeping an invention a trade secret is preferable.
The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remains confidential and that all work produced belongs to the Company or its affiliates.

As of May 1, 2008, WEX portfolio consists of approximately 119 patents or patent applications worldwide, consisting of 37 issued patents and 82 pending applications across 23 patent families. Amongst the patents and patent applications are those protecting various therapeutic uses, dosages, formulations and processes involving the lead Tetrodotoxin (TTX) compound as well as various analogues and derivatives of TTX. In addition, there are a number of patents and patent applications involving combination therapies involving TTX in the key indication of pain management.
In November 2005, the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia”, originally issued on June 18, 2002, be re-examined in light of prior art discovered during an extensive search. WEX chose to voluntarily undergo reexamination to ensure that this patent remained strong and enforceable. The Company announced the successful issuance of a Reexamination Certificate for this patent on April 29, 2008. This patent, as re-examined, still maintains broad protection for the use of TTX, at pharmaceutically relevant doses, to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration.
A successful appeal to the European Technical Board of Appeal was also granted on May 22, 2007 setting aside the decision refusing to grant a patent for the subject matter claimed in the European patent application corresponding to U.S. 6,407,088. At the order of the Technical Board of Appeal, the matter is now back before the European examining division for further prosecution. We continue to await an office action from the European examining division.
The Company has previously advised that based on the Ruling by State Intellectual Property Office (“SIPO”) of the People’s Republic of China, the registered ownership of Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” has been transferred from the Company’s subsidiary, NMLP to a third party who alleges to have been an employer of one of the two named inventors. The patent was granted in China on January 22, 2000. Before granting, both inventors assigned their interest in the invention covered by the patent to NMLP. WEX filed an appeal of the SIPO Ruling, and the Court subsequently dismissed this appeal. The Company has since received notice that said third party has requested the German Patent and Trademark Office to transfer ownership of the issued German patent 95911187.3. The Company has been advised that no transfer of ownership can take place, at this time, without the Company’s permission. As a result of financial and other considerations, the Company has decided to continue to postpone development and testing of its opiate addiction withdrawal drug in China. The Company has also decided, at this time, not to pursue further legal options as against the third party with respect to the Chinese patent. Other options may be considered should the third party pursue additional proceedings in other countries. These developments do not affect other TTX related therapeutic indications or other research projects.
As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. See section titled “Risk Factors — Risks Related to Intellectual Property”.
Competition
The pharmaceutical industry is highly competitive. Due to the size of the pain management market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products. We are aware of a large number of companies that are developing therapies for pain. A recent search identified more than 40 products in Phase III clinical trials and more than 80 products in Phase II clinical trials for pain. While few of these could be considered as direct competitors, based on the pain indications targeted or mechanism of action, our clinical trials will have to demonstrate competitive advantages in order for our products to achieve market share.

Human Resources
In November 2007, WEX appointed Dr. Bin Huang to replace Dr. Edge Wang as President and Chief Executive Officer.
From the period from January 2007 through August 2007, the Company’s former Controller, Mr. Vaughn Balberan, served as acting Chief Financial Officer. Following Mr. Balbaren’s resignation in August 2007 WEX’s former President and Chief Executive Officer, Dr. Edge Wang served as acting Chief Financial Officer. On October 18, 2007, Mr. Mike Lam, B.Sc., MBA, C.A. joined the team as Chief Financial Officer. Mr. Lam subsequently stepped down in January 2008 after the completion and filing of the third quarter financial statements and Dr. Bin Huang, WEX’s current President and Chief Financial Officer was appointed Chief Financial Officer. In January 2008, Mr. Kwong Choo joined the Company full time as a Financial Controller.
In June of 2007, Dr. Ahn Ho resigned as Chief Scientific Officer of WEX and Dr. Jean Bourgouin was appointed to this position. Dr. Ahn Ho has remained on with WEX as the Vice President of Regulatory Affairs.
As at March 31, 2008, the Company employed 66 people in total: ten people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs two people in its Hong Kong office; and NMLP employs 53 people at its facilities in Nanning, China with 18 of the 53 dedicated to TTX manufacturing. Eleven of the NMLP employees have technical or scientific backgrounds and qualifications.
None of our employees are governed by a collective agreement. We believe our relationship with our employees is in good standing.
Facilities
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada.
Our Hong Kong subsidiary, WEX-HK, is located in an office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on September 12, 2008.
NMLP, our principal operating subsidiary, occupies 40,040 square feet of office space and laboratory and manufacturing premises at 9 Huo Ju Road, Nanning, Guang Xi, China held under a lease expiring September 20, 2010. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately five floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future.
Management believes that these premises are adequate for our current needs.

Risk Factors
Investment in our Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product applications are still in research and development. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the other information contained in this AIF and the usual risks associated with investment in a business, the following factors should be considered carefully by investors when evaluating an investment in the Company’s securities.
Clinical Trials
Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we are required to complete extensive clinical trials to demonstrate their safety and efficacy. The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials. Our share price could decline significantly if our clinical results are not favourable, are delayed or are perceived negatively.
The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: our inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrollment; uncertain dosing issues; inability or unwillingness of medical investigators to follow our clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; our reliance on CROs to conduct clinical trials, which may not conduct those trials with Good Clinical Practice (“GCP”) and GLP; or other regulatory delays.
We have encountered difficulties enrolling patients in our clinical trials, and our trials have been delayed or otherwise adversely affected by such difficulties. Clinical trials for our product candidates require that we identify and enroll a large number of patients with the medical indication under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

Control by Principal Shareholders
A indirect wholly-owned subsidiary of CKLS holds approximately 27% of the issued and outstanding Shares, is the holder of a Class A Share and is the holder of a Debenture pursuant to which it will obtain additional Shares in payment of interest and in the event it elects to convert the Debenture. CKLS through this subsidiary has the ability to exercise influence over the election of directors and other matters submitted to shareholders. Further, CKLS as the holder of a Class A Share in the capital of WEX has the right to elect one or more directors of WEX and to appoint and fill vacancies of specified officers and committee members of WEX. Finally, the Debenture contains terms which restrict the operations of WEX. Such concentration of ownership and rights could have the effect of delaying, deterring or preventing a change of control of the Company that might otherwise be beneficial to its shareholders and may discourage acquisition bids for the Company or limit the amount certain investors may be willing to pay for the Shares. See “General Description of the Business — Recent Developments — Financial Situation and Financing” and “Description of Capital and Debt”.
Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, we have not generated any revenue from TTX product sales. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any TTX product candidates. Our generic drug operations in China have not been profitable. As at March 31, 2008, we have incurred losses amounting to a net deficit of $72.5 million, and we expect to incur further losses.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. There can be no assurance that any of our product candidates will be approved.
Reliance on Strategic Partner(s)
Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. We may at some future point in time decide to license our product candidates to strategic partners for further development and commercialization. Our strategic partners and collaborators may fail to successfully develop or commercialize our technology for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the indications targeted by our programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.
We currently do not have marketing and sales capabilities for our TTX product candidates. Other than Sandoz Canada’s first right of refusal for Canada, we have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. There can be no assurance that we will be able to establish sufficient marketing capability, or enter into an arrangement with a marketing partner under reasonable terms. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.

Additional Financing, Liquidity and Capital Resources
We will need substantial additional funding to continue the research and development of our technologies and products. There is no assurance that we will be able to secure such financing on favorable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of TTX or any future products and would have a material adverse effect on our business.
The extent of the funding we will need will depend on many factors, some of which are beyond our control, including: our ability to develop and obtain regulatory approval for TTX and any future products; our ability to enter into partnership agreements with other companies for further development of TTX and any future products; the extent of costs associated with protecting and expanding our patents and other intellectual property rights; market acceptance of TTX products and any future products; future payments, if any, we receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the U.S. Securities and Exchange Commission (the “SEC”), Canadian provincial securities regulatory authorities and the TSX.
Our Debenture is subject to certain operational covenants. In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the principal amount and accrued interest under the Debenture. This could result in our inability to pay and insolvency of the Company. See section titled “Description of Share and Debt Capital — Convertible Debenture”.
Manufacturing
We have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for R&D and clinical trial requirements and minor volumes of generic drugs which are manufactured under GMP in China at our Nanning facility. These generic drugs are sold in China only.
We have entered into an agreement with Sandoz Canada (a GMP facility) located in Montreal Canada, to manufacture the finished TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement with Sandoz has expired, the parties have continued to operate under the terms of this agreement. However, there is no assurance that the agreement will be renewed on existing terms or on other terms that are not more onerous. Any replacement agreement with a third party manufacturer may take time to negotiate and finalize and be subject to more onerous terms.
We currently do not have large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, we may elect to develop our own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.
Developing our own commercial scale manufacturing facilities would require substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if we decide to manufacture our pharmaceutical product candidates, the manufacturing process will need to comply with GMP in Canada, the United States, Europe and/or other jurisdictions. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.

If we contract with third-party manufacturers to produce commercial quantities of our potential product candidates, we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our product candidates could be delayed. If third parties cannot deliver commercial quantities in a timely manner or they run into financial difficulties, our revenues could be significantly reduced.
No assurance can be given that we will be able to make the transition to commercial production.
Government Regulation
The manufacture and sale of human therapeutic products in Canada, the United States, Europe and other countries are governed by a variety of statutes and regulations in these countries. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based the safety and efficacy of the product for each use sought, including adherence to GMP during production and storage, and control of marketing activities, including advertising and labeling.
We have not received HC, FDA or EMEA approval for the marketing of any of our product candidates. The time and costs required to obtain such approvals in the various markets cannot be predicted with any accuracy. No assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed, and subject to continued regulatory reviews and additional regulatory post-marketing studies, which may result in significant expense and limit our ability to commercialize our product.
Potential Clinical Trial Liability
Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. A product liability claim brought against the Company could have a material adverse effect upon us and our financial condition.
We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $5 million per incident and an aggregate $5 million. We have no clinical trial coverage in the United States or Europe, as we have no clinical trial activities in the United States or Europe at this time. Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of our current or potential products.
Intellectual Property
Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications we may make will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.

No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. Our intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes. As we continue the development of our product candidates, there can be no assurance that third parties will not assert infringement claims against us in the future or require us to obtain a license for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
We have patent applications filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Also, there can be no assurance that patents filed in China will be protected under Chinese law.
Supply of the Puffer Fish
We extract Tetrodotoxin from a certain species of the puffer fish for our current clinical trials. We believe we have a sufficient supply of the puffer fish to meet current clinical trial requirements.
If the TTX products become commercialized and our current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. We are currently securing additional crude TTX. There can be no assurance that adequate supply of the currently used species of puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting our ability to generate revenues.
Market and Competition
We are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that we are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise than us in product development and commercialization. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than we are able to do.

Consequently, even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us. In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.
Hazardous Materials and Environmental Matters
Our discovery and development processes involve the controlled use of hazardous materials. We are subject to a variety of laws and regulations in Canada and in China governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially and adversely affected by current or future environmental laws or regulations.
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. Our operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. Exchange rate fluctuations may reduce our future operating results. In the year ended March 31, 2008, we reported a foreign exchange gain of $250,337 due to foreign currency fluctuations.
Legislative Actions, Potential New Accounting Pronouncements and Higher Insurance Costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including those related to internal controls and procedures and disclosure certification requirements may impact our future financial position or results of operations. Also, if we are unable to comply with these regulations, it will impair our ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the TSX. Due to the international complexities of our operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that we will be able to comply with these regulations by the required deadline, if at all.

Reliance on Management and Key Personnel
Our operations are highly dependent upon the efforts and abilities of our senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect our ability to operate efficiently, grow and could have a material adverse effect upon our business and prospects. There is no assurance that we will continue to retain our current staff or replace those that have resigned. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, could have a material adverse effect on our business, financial condition and results of operations. Additionally, there can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel as required by our future growth.
Dividends and Dividend Policy
We have not paid dividends since our incorporation. We currently intend to retain any future earnings, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.
Description of Capital and Debt
Share Capital
WEX’s authorized capital consists of an unlimited number of Shares without par value, of which, as at the date hereof, 60,136,723 Shares are issued and outstanding and one Class A Share which has been issued.
As a condition of the closing of the CKLS Financing in October 2007, the share structure of the company was reorganized, as approved by WEX’s shareholders as follows:
•	creation of one class A special share; and

•	voting common shares were re-designated as restricted voting shares
WEX issued one Class A Share at a nominal price of $1 to the CKLS Designee. As holder of the Class A Share, the CKLS Designee, has the right to elect a certain number of directors of WEX, such number being dependent on the ratio of the Shares held to the total issued and outstanding Shares rounded up to the nearest whole number. At present this right provides for the election of two of the seven directors of WEX. The CKLS Designee also has the right to designate the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer. Further, without the approval of the CKLS Designee WEX is not permitted to appoint or dismiss the Chairman, the Vice Chairman (if applicable) or the Chairman of the Audit Committee. The rights with respect to the appointment of officers are subject to such officers meeting the requirements of applicable securities and corporate legislation, regulations and policies. The Class A Share is non-transferable, except to affiliates of CKLS, and will automatically terminate if its shareholder cease to beneficially own, directly or indirectly 10% or more of the Shares and no part of the Debenture remains outstanding.
On October 17, 2007 in connection with the CKLS Financing WEX also issued 16,327,272 Shares to the CKLS Designee at a price of $0.275 per share for a total consideration of $4,490,000.
Subject to the rights of the holder of the Class A Share described above, the holders of the Shares will have the right to elect the remaining members of the board of directors.
The Shares entitle the holders thereof to receive dividends as and when declared by the directors of WEX. The holder of the Class A Share is not entitled to receive dividends.

In the event of a liquidation, dissolution or winding up of WEX, or other distribution of the assets of WEX among its shareholders for the purpose of winding up its affairs, there will be paid to the holder of the Class A Share in preference to and priority over any distribution or payment on any other share in the capital of WEX the amount of $1.00, and after such payment the holder of the Class A Share shall not be entitled to participate in any further distribution of property or assets of WEX and the holders of the Shares will be entitled to participate equally, share for share, at the same time, in the distribution of the remaining property and assets of WEX.
Provisions as to the modification, amendment or variation of the rights attached to the Shares are contained in the CBCA. Generally, substantive changes to WEX’s share capital require the approval of the holders of the Shares by special resolution (at least two-thirds of the votes cast).
An annual meeting of WEX’s shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting or six months after the end of the preceding financial year, at such place as our board of directors may determine in accordance with the CBCA. The holders of not less than 5% of WEX’s issued shares that carry the right to vote at a meeting may requisition the board of directors to call a meeting of shareholders for the purposes stated in the requisition. The board of directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of WEX is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the holder of the Class A Share, the directors and auditors of WEX, others permitted by the chair of meeting and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.
Stock Options
WEX has a stock option plan (the “Option Plan”) which permits the granting of options to eligible participants. Pursuant to the Option Plan, as amended on June 27, 2005, a maximum of 9,300,000 Shares are reserved for issuance. As at the date hereof there were 2,948,333 options granted and outstanding. The Company has 3,565,101 stock options available for future issuance under the current plan as at the date hereof. As of March 31, 2008, options to acquire 2,786,566 Shares have been exercised.
The Option Plan provides that the board of directors may from time to time grant options to acquire Shares to any participant who is an employee, officer or director of WEX or its affiliates or a consultant to WEX or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is the closing board lot sale price of the Shares on the TSX on the trading day immediately preceding the date the option is granted or if there is not a board lot sale on such date, then the last board lot sale prior thereto. The term of the options granted under the Option Plan is determined by the Board. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on options granted under the Plan.
The total number of Shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the Shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of Shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of Shares reserved for issuance to such insiders under WEX’s other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the grant date of the options. The maximum number of Shares that may be issued to insiders of WEX pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of Shares issued to such insiders under WEX’s other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Shares.

Convertible Debentures
In June of 2007 the Company reached an agreement with the holders of its existing convertible debentures (the “UOB Debentures”), under which approximately $3.7 million is outstanding, to pay out the debentures for a discounted lump sum amount of approximately $2.1 million (the “Termination Payment”), which was conditional on the completion of the CKLS Financing. The UOB Termination Payment was made out of the proceeds of the CKLS Financing.
On October 17, 2007 the Debenture was issued to the CKLS Designee. The Debenture is in the principal sum of $15,600,000. The proceeds from the CKLS Financing, including the initial $2,000,000 advance under the Debenture were used to repay in full the Bridge Loan (plus accrued interest), the UOB Debentures, to pay closing costs of the CKLS Financing and to repay outstanding accounts payable balances. The balance of the funds received and future Debenture installments will be used to fund the Company’s planned Phase III clinical trials of Tectin and working capital needs.
The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option. Installments of $2,000,000, $1,500,000 and $2,000,000 were received on October 17, 2007, December 31, 2007 and March 31, 2008 respectively.
Subject to certain conditions precedent, the remaining funds of $10,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing June 30, 2008. The Debenture imposes significant restrictions on the activities of WEX throughout its term.
The Debenture bears interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 4% per year, such interest rate to be established in advance on each semi-annual payment date. Interest accrues daily, both before and after maturity, default and judgment, together with interest on overdue interest at LIBOR plus 8% per year. Interest is calculated and paid initially on March 31, 2008 and thereafter semi-annually or on default by way of the issuance of Shares at an issue price equal to the volume weighted average market price (“VWAP”) of the Shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30% (the “Discounted Market Price”). The Shares payable in respect of interest are to be issued within three days of the earlier of the date specified in a written notice of the CKLS Designee, the maturity date of the Debenture and a default under the terms of the Debenture. Interest accrued to March 31, 2008 of $113,838 is included in accounts payable and accrued liabilities.
The principal amount of the Debenture is convertible into Shares at the holder’s option on and after maturity of the two-year term, upon default (including in the event that an offer for effective control of WEX is received). The Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of the Shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the Shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per Share or less than $0.05 per Share.
The Debenture imposes significant restrictions on the Company throughout its term.

A copy of the Debenture is available at www.sedar.com under the Company’s profile.
Market for Securities
Our Shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “WXI”.

Month/Year	HIGH	LOW	TSX Trading Volume

April 2007	0.30	0.21	496,436
May 2007	0.30	0.19	390,943
June 2007	0.34	0.19	557,187
July 2007	0.67	0.25	1,161,680
August 2007	0.50	0.27	136,601
September 2007	0.50	0.25	463,660
October 2007	0.60	0.39	535,108
November 2007	0.56	0.41	374,506
December 2007	0.56	0.38	295,835
January 2008	0.51	0.38	559,371
February 2008	0.54	0.45	341,286
March 2008	0.55	0.41	176,140
Directors and Officers
The Directors and Executive Officers of WEX, as a group, own directly or indirectly, or exercise control or direction over 2,750,358 of our Shares or 4.58% of the issued and outstanding Shares. As a group, they also hold 1,030,000 options that may be exercised for a total of 917,500 Shares or 1.53% of the issued and outstanding Shares on a fully diluted basis.
As at the date hereof, the names, province or state, and country of residence of each of our directors and executive officers, their position and offices held with the Company and principal occupations (the information concerning the respective directors and executive officers has been furnished by each of them) are set out below:

Number of Shares Held
and Percentage of
Name and Province or		Issued and Outstanding	Position with the
State and Country of Residence	Principal Occupation(4)	Shares	Company(5)
Alan Yu(2) (3)	Vice President and Chief	Nil	Director and Chairman of
Hong Kong, China	Operating Officer of the CK Life		the Board
	Sciences Group in Hong Kong		(Director since July 15,
2007 and Chairman since
October 17, 2007)
Victor Tong(1)	Chief Financial Officer of CK	Nil	Director
Ontario, Canada	Life Sciences (North America) Inc		(since July 15, 2007)
Simon Anderson, CA(1)	Vice President, MCSI Consulting	Nil	Director
British Columbia, Canada	Services Inc.		(since December 16, 2005)

Number of Shares Held
and Percentage of
Name and Province or		Issued and Outstanding	Position with the
State and Country of Residence	Principal Occupation(4)	Shares	Company(5)
Michael (Guang) Luan(3)	Businessman	2,644,800	Director and Vice Chairman
Beijing, China		4.40%	(Director since April 13,
2005; Chairman for the
period from April 13, 2005
to October 17, 2007 and
Vice Chairman since
October 17, 2007)
Dr. Tom Du(3)	Chief Consultant, Humphries	Nil	Director
Marylan, USA	Industries Ltd.		(since September 29, 2006)
Kenneth M. Strong (1) (2)	President and Chief Executive	Nil	Director
Ontario, Canada	Officer S3Holdings, Inc.		(since September 29, 2006)
John W. Sibert, III(2)	Managing Partner, GFG China	Nil	Director
California, USA	Partners LLC		(since September 29, 2006)
Bin Huang	President, Chief Executive	Nil	President and Chief Executive Officer
British Columbia, Canada	Officer and Chief Financial		(since November 20, 2007)
Officer of WEX
Jean Bourgouin	Chief Scientific Officer of WEX	Nil	Chief Scientific Officer
Quebec, Canada			(since June 16, 2008)
Anh Ho Ngoc, PhD	Consultant	105,558	Vice President Regulatory Affairs
Quebec, Canada		0.18%	(since December 20, 2005)
Peter Stafford	Associate Counsel,	Nil	Corporate Secretary
British Columbia, Canada	Fasken Martineau DuMoulin LLP		(Since September 29, 2006)
Barristers and Solicitors

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation and Nominating Committee.

(4)	See biographies below.

(5)	The term of office for each of the directors will expire at WEX’s next annual general meeting.
Profiles of Directors and Officers
Set out below are profiles of our directors and officers.

Name	Principal Occupation and Related Experience

Alan Yu Hong Kong, China Director and Chairman of the Board
Mr. Yu is Vice President and Chief Operating Officer of the CK Life Sciences Group and is responsible for the commercial activities of the CK Life Sciences Group, including manufacturing and marketing of all product applications.  The CK Life Sciences Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas.  Prior to joining the Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson.  Mr. Yu holds a Bachelor of Arts degree and a Master’s degree in Business Administration.

Name	Principal Occupation and Related Experience

Victor Tong Ontario, Canada Director
Mr. Tong is the Chief Financial Officer of CK Life Sciences (North America) Inc. and oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of the CK Life Sciences Group.  The CK Life Sciences Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products. Prior to joining the CK Life Sciences Group, he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte.  Mr. Tong holds a Bachelor of Business Administration degree and a Master of Business Administration degree.  He is also qualified as a professional accountant in the Province of Ontario.

Simon Anderson British Columbia, Canada Director
Mr. Anderson is Vice President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings and financial operations. Prior to joining MCSI 12 years ago, Mr. Anderson was with BDO Dunwoody and previously with Collins, Barrow Chartered Accountants. As a Chartered Accountant with over 19 years experience in the financial markets, Mr. Anderson brings extensive expertise in the areas of corporate finance, financial consulting and mergers and acquisitions. Currently, Mr. Anderson is also a board member and/or Chief Financial Officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Michael (Guang) Luan Beijing, China Director
Mr. Luan is a business man and an investor. He has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and Chief Executive Officer of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years.

Dr. Tom Du, Washington, DC, USA Director
Dr. Du is Chief Consultant of Humphries Industries Ltd. (“Humphries”), a global pharmaceutical consulting company. Dr. Du commenced working for Humphries in 2004 as Vice President, Global Regulatory Affairs and in 2006 became the Chief Consultant. Prior to working for Humphries, Dr. Due was the Senior Director Clinical, and Regulatory Affairs for Hutchison Medipharma Inc., which position he assumed in 2002. He has extensive experience in drug development and has held senior positions with a number of pharmaceutical companies in the United States and Asia. He was a reviewer at the FDA between 1994 and 2000, and has consulted extensively with pharmaceutical companies since 2000. Dr. Du graduated from Tianjin Medical University and received further training in Pathology at McGill University and Harvard University. Tom has been a board member in several pharmaceutical companies during the past 5 years.

Name	Principal Occupation and Related Experience

Kenneth M. Strong Ontario, Canada Director
Since 2005, Mr. Strong is President and Chief Executive Officer, S3Holdings, Inc. (‘S3’), Ottawa, Canada and Beijing, China. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors. Additionally, Mr. Strong serves as President of Technology Development Corporation (since 1996) and Chairman of Environmental Capital Corporation (since 1994), both of Ottawa, Canada, which are engaged in investment in and development of technology based businesses, and Vice President of Strovest Holdings, Inc., a family holding company, since 1987. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations.

Dr. John W. Sibert, III California, USA Director
Dr. Sibert is the Managing Partner at GFG China Partners LLC, a company evaluating opportunities and investing in the China expansion of later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. Dr. Sibert assumed this position in 2002. Dr. Sibert’s experience includes executive positions with technology commercialization organizations, as well as directorship with private sector and government organizations. Earlier in his career, Dr. Sibert was an Assistant Professor at Yale University, Department of Chemistry, and conducted research on model systems for metalloenzymes, environmental impact of metals, and mechanisms of redox reactions of organometallics. Dr. Sibert has a Ph.D. in Bioinorganic Chemistry from the University of California, San Diego.

Dr. Bin Huang British Columbia, Canada President and Chief Executive Officer
Dr. Huang joined the company in November 2007.  Her previous experience includes 2 years as Chief Executive Officer of GeneHarbour Technologies (Hong Kong) and 5 years as President and Chief Executive Officer of Cytovax Biotechnologies Inc. in Canada.  Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a partner at GMP Securities.  Dr. Huang received her PhD in cell biology from the University of East Anglia, UK, and her MBA from the University of Toronto.

Dr. Jean Bourgouin Quebec, Canada Chief Scientific Officer
Dr. Bourgouin joined the Company in June 2008. He joined Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada) in 1982 and held positions of increasing responsibility, serving as Vice President of Scientific Affairs at Sanofi-Aventis Canada for eight years. In this role, he had responsibility for all stages of clinical development and product registration in Canada as well as market access implementing health economics, health management and professional education strategies. Since leaving Sanofi-Aventis Canada in 2004, Dr. Bourgouin served as Chief Medical Officer of WEX from 2005 to 2006 and Vice President Medical Affairs at Bradmer Pharmaceuticals Inc. from 2006 to 2007. Dr. Bourgouin is a graduate of Université de Montréal where he acquired a doctorate diploma in medicine, received his M.Sc. in Pharmacology from Université de Montréal, and is a licensed member of the Medical Council of Canada.

Dr. Anh Ho Ngoc Québec, Canada V.P. Regulatory Affairs
Dr. Ho joined the Company in 2000. From the period of September 27, 2001 through June 1, 2008 Dr. Ho served as the Chief Scientific Officer of WEX. Prior to joining WEX, Dr. Ho was a regulatory affairs professional with multinational pharmaceutical companies for 20 years, with increasing responsibilities. Earlier in her career, Dr. Ho worked for several years as a Research Scientist at the Bureau of Drug Research, Health Canada. Dr. Ho holds a PhD degree in Pharmaceutical Sciences from the University of Montreal and is a member of the Ordre des Pharmaciens du Quebec.

Name	Principal Occupation and Related Experience

Peter H. Stafford British Columbia, Canada Corporate Secretary
Mr. Stafford is Associate Counsel and consultant to Fasken Martineau DuMoulin LLP, Barristers and Solicitors (“Fasken Martineau”). From the period from September 27, 2001 through September 29, 2006 Mr. Stafford served on the board of directors of WEX. Mr. Stafford joined one of the predecessor firms of Fasken Martineau in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr. Stafford was Vice President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken Martineau as a partner in 1989. From November 2003 until his retirement in February 2006 Mr. Stafford was based in the Johannesburg office of Fasken Martineau.

Corporate Cease Trade Orders, Bankruptcies and Penalties and Sanctions
In relation to WEX’s failure to file its interim financial statement and management discussion and analysis for the interim financial period ended June 30, 2007, as required by National Instrument 51-102, WEX filed a Notice of Default dated August 17, 2007 and applied to the BCSC for an order precluding management and other insiders from trading in its securities pending the filing of the foregoing documents. The BCSC issued a cease trade order on August 17, 2007. On September 17, 2007 the cease trade order was revoked, following the filing of WEX’s interim financial statements and management discussion and analysis for the interim period ending June 30, 2007.
To the Company’s knowledge, except as otherwise disclosed in this AIF, none of the above-named directors and executive officers are, or have been within the ten years before the date of this AIF, a director or executive officer of a corporation which, while acting in that capacity or after they ceased to act in respect of any event that occurred while they were acting in such capacity was the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days.
To the Company’s knowledge, except as otherwise disclosed in this AIF, none of the above-named directors and executive officers or any shareholder holding a sufficient number of Shares to materially effect control are, or have been within the ten years before the date of this AIF, a director or executive officer of a corporation which while acting in that capacity or within one year of ceasing to act in such capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the Company’s knowledge, except as otherwise disclosed in this AIF, none of the above-named directors and executive officers or any shareholder holding a sufficient number of Shares to materially effect control are, or have been within the ten years before the date of this AIF have became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the Company’s knowledge, except as otherwise disclosed in this AIF, none of the above-named directors and executive officers or any shareholder holding a sufficient number of Shares to materially effect control are, or have been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Corporate Governance and Board Committees
Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.
The Board has established three committees of directors, being the Corporate Governance Committee, the Compensation and Nominating Committee and the Audit Committee.
Corporate Governance Committee
The Corporate Governance Committee was established for the following purposes:
(a)	to develop and monitor the effectiveness of the Company’s system of corporate governance;

(b)	to assess the effectiveness of directors, the Board and the various committees of the Board;

(c)	to ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(d)	to assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
The committee is responsible for assessing our overall corporate governance principles.
The Corporate Governance Committee is composed of the following directors:
Alan Yu (Chair)
John W. Sibert III
Kenneth M. Strong
Compensation and Nominating Committee
The Compensation and Nominating Committee was established to:
(a)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(b)	develop and implement orientation procedures for new directors;

(c)	establish a remuneration and benefits plan for directors, executives and other key employees;

(d)	review the adequacy and form of compensation of directors and senior management;

(e)	establish a plan of succession;
(f)	undertake the performance evaluation of the CEO in consultation with the Chair; and

(g)	make recommendations to the Board.

The Committee is responsible for:
(a)
reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation;

(b)	reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

(c)	reviewing executive compensation disclosure before the Company publicly discloses this information.
The committee is responsible for making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.
The Compensation and Nominating Committee is composed of the following directors:
Alan Yu (Chair)
Michael Luan (Guang)
Tom Du
Audit Committee
The Audit Committee was established to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
The Committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, related management discussion and analysis and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.
The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the board of directors as at the date hereof is attached as Appendix A to this Annual Information Form.

The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre-approval of all non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.
Composition of and Education and Experience of Members of the Audit Committee
The Audit Committee is composed of the following directors:
Victor Tong (Chair)
Simon Anderson
Kenneth Strong
All three members of the Audit Committee are “independent” and “financially literate” within the meaning ascribed to these terms in National Instrument 52-110 — Audit Committees, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See “Directors and Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.
Audit Committee Oversight
Since the commencement of the most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the board of directors.
Pre-Approval Policies and Procedures
The specific policies and procedures adopted by the Audit Committee for the engagement of non-audit services are set out in the Charter for the Audit Committee which is attached to this Annual Information Form as Appendix A.
External Auditor Services Fees
The aggregate fees billed for professional services rendered by our auditors, Manning Elliott LLP, Chartered Accountants and other accounting firms for the years ended March 31, 2008 and March 31, 2007 for audit services are as follows:

	2008	2007
Audit Fees	$128,831	$169,282
Audit-Related Fees	—	—
Tax Fees	56,720	19,148
Quarterly Review Fees	—	—
All Other Fees	—	—

Total	$185,551	$188,430

Legal and Regulatory Proceedings
The following sets out a number of legal proceedings that we are a party to or our property is subject to.
In May 2006, Frank Shum, the former Chief Executive Officer of the Company, initiated an action in the British Columbia Supreme Court for wrongful dismissal. Mr. Shum also initiated an action against WEX-HK with the Hong Kong Labour Tribunal, claiming wages in lieu of notice, annual leave pay, severance pay and a long service payment. The Company counterclaimed against Frank Shum, Donna Shum and Tianjin with respect to a transaction whereby WEX issued to Tianjin 2,598,425 Shares in exchange for the transfer by Tianjin of a 46% interest in NMLP. The Shares were subject to an escrow agreement, and during the time of the dispute WEX refused to authorize the release of the Shares from escrow to Tianjin. Tianjin counterclaimed in the British Columbia Supreme Court against WEX and WEX-HK and initiated an action in the Guang Xi Nanning Middle Peoples Court against WEX-HK for breach of the escrow and share purchase agreements. As a condition to the completion of the CKLS Financing, the Company settled these disputes and claims in October 2007 at a cost of just under $1 million to the Company. A portion of the proceeds received from the CKLS Financing were used to make the settlement payments. The Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities in prior quarters.
The Company and several of its former directors and officers were parties to an arbitration proceeding being conducted through the British Columbia International Commercial Arbitration Centre. The former directors and officers claim that they are entitled to indemnification pursuant to an indemnification agreement entered into between the parties on May 5, 2005 (the “Indemnification Agreement”) for legal expenses incurred while serving as directors or officers of the Company. The expenses were incurred in relation to regulatory proceedings before the British Columbia Securities Commission. The Company contended that it was prohibited under the CBCA from indemnifying the claimants in respect of some expenses, further that some of the expenses are not covered by the terms of the Indemnification Agreement. The Company agreed to pay $70,000 on April 26, 2007 on account for uncontested expenses and the arbitration was adjourned pending attempts to resolve the claim with respect to the contested expenses. An additional $26,000 was accrued in accounts payable and accrued liabilities as at March 31, 2008 and is disclosed as restructuring costs in the statement of operations. In March 2008 the parties settled and the arbitration was terminated, a final payment of just under $26,000 was made by the Company in relation to this matter in May 2008.
A Registration Statement on Form 20-F was filed with the SEC in 1998. The filing was never completed by our management at the time and no steps were taken to withdraw the Form 20-F. Based on discussions with the SEC, it appears that such action gave rise to a reporting obligation under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), as a result of the Form 20-F having become effective. Consequently, it would appear that WEX has failed to comply with its reporting obligations under the 1934 Act since that time. WEX does not appear to meet the qualifications necessary to apply to cease to be a reporting company under the 1934 Act. To remedy its non-compliance, WEX is required to comply with its reporting obligation for each of the years since it became a reporting company. The Company anticipates that the cost of bringing WEX into compliance would be significant. We are discussing the compliance matter with the SEC.
On April 25, 2008 WEX received formal demand for payment of approximately $1 million in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand for payment, denying liability and refusing to pay. To date, no proceedings have been commenced.

We are also subject to routine litigation incidental to our business, the outcome of which we do not anticipate will have a material adverse effect on our business or financial condition.
Other than has been disclosed above or elsewhere in this AIF, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements during the last financial year.
Conflicts of Interest
To the Company’s knowledge, except as otherwise disclosed in this AIF, there are no known existing or potential conflicts of interest among the Company, its directors and officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. In particular Mr. Yu and Mr. Tong are officers of CKLS or its affiliates and as the Company has a number of outstanding obligations to the CKLS and its affiliates in relation to the CKLS Financing there is the potential for a conflict of interest to arise in respect of Mr. Yu and Mr. Tong’s duties to WEX and to CKLS and its affiliates. See also “Interest of Management and Others in Material Transactions”.
Interest of Management and Others in Material Transactions
The CKLS Financing and the related agreements and transaction are material to the Company. Mr. Yu and Mr. Tong are officers of CKLS or its affiliates.
Other than as disclosed in this AIF, we are not aware of any material interest, direct or indirect, of (i) any of our directors or executive officers; (ii) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Shares; or (iii) any associate or affiliate of the forgoing in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect us.
Transfer Agents and Registrars
Our transfer agent and registrar for our Shares is CIBC Mellon Trust located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1 and 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

Material Contracts
The material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and are still in effect, are as follows:
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A., entered into a termination agreement to amicably end their collaboration for the development of TTX as an analgesic.
Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. dated March 2004.
Subscription Agreement between WEX and CK Life Sciences Int’l., Inc. dated July 15, 2007 as amended August 14, 2007 and October 15, 2007.
Convertible Debenture in favour of Pharmagesic (Holdings) Inc. an indirect wholly-owned subsidiary of CK Life Sciences Int’l., Inc. dated October 17, 2007.
For further particulars, see “Description of Business — Marketing and Sales, Manufacturing and Research Agreements” and “Description of Share and Debt Capital — Convertible Debenture”.
Interests of Experts
Our auditor is Manning Elliott LLP, Chartered Accountants, 11th Floor, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7. Manning Elliott LLP has reported on our fiscal audited consolidated financial statements for the year ended March 31, 2008, which have been filed with the securities regulatory authorities. Manning Elliott LLP does not hold any registered or beneficial interest, directly or indirectly, in our, or any of our associates’ or affiliates’ securities or have any interest in our property.
Additional Information
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of WEX’s securities and securities authorized for issuance under equity compensation plans, is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involved the election of directors and will be contained in the management information circular to be filed in respect of the year ended March 31, 2008. Additional financial information is provided in our financial statements and management’s discussion and analysis.
The foregoing additional information may be found on SEDAR at www.sedar.com under the Company’s profile.

Appendix A
WEX PHARMACEUTICALS INC.
(the “Company”)
AUDIT COMMITTEE
CHARTER
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
Duties and Responsibilities
External Auditor
•
To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

•
To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

•
To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

•
To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)
No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The Chief Financial Officer must approve all office hires from the external auditor; and,

(d)	The Chief Financial Officer must report annually to the Committee on any hires within these guidelines during the preceding year.
•
To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

•	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.
Financial Information and Reporting
•
To review the Company’s annual audited financial statements with the Chief Executive Officer and Chief Financial Officer and then the full Board. The Committee will review the interim financial statements with the Chief Executive Officer and Chief Financial Officer.

•	To review and discuss with management and the external auditor, as appropriate:
(a)	The annual audited financial statements and the interim financial statements, including the accompanying management’s discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.
•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

•
To review with the Chief Financial Officer any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the Chief Financial Officer must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

•	To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

•	To review, with the Chief Financial Officer and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

•	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

•
To meet at least annually with management (including the Chief Financial Officer), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

•
In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the Chief Executive Officer and Chief Financial Officer certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

•
All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

•
The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the Chief Executive Officer or the Chief Financial Officer such records and other matters considered appropriate.

•	The Committee has the authority to communicate directly with the internal and external auditors.
Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

WEX PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. as at March 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, Canada

June 19, 2008

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
AS AT MARCH 31, 2008 AND 2007

	2008	2007

ASSETS

Current assets
Cash	$2,058,054	$1,265,542
Short-term investments	1,757,577	361,885
Receivables (Note 4)	1,139,514	1,420,247
Inventory (Note 5)	135,397	107,237
Prepaid expenses and deposits	250,373	255,315

Total current assets	5,340,915	3,410,226

Deposits	18,652	23,231
Property and equipment (Note 6)	1,671,125	1,899,130
Other assets (Note 8(a))	488,033	—

TOTAL ASSETS	$7,518,725	$5,332,587

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,527,267	$1,606,319
Advances from customers	25,472	27,848
Deferred revenue (Note 7)	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures (Note 8)	—	3,689,272

Total current liabilities	1,560,795	5,519,273

Deferred revenue (Note 7)	—	312,967
Deferred lease inducement	6,042	14,098
Convertible debentures (Note 8)	3,107,742	—

Total liabilities	4,674,579	5,846,338

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 9)	1	—
Share capital — Restricted voting shares (Note 9)	68,130,150	64,230,769
Equity component of convertible debentures (Note 8)	1,937,529	725,018
Contributed surplus (Note 10)	5,271,341	4,951,016
Deficit	(72,494,875)	(70,420,554)

Total shareholders’ equity (deficiency)	2,844,146	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$7,518,725	$5,332,587

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent event (Note 16)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007

Revenue
Product sales	$501,023	$356,802
License fees (Note 7)	500,745	187,776

Total revenue	1,001,768	544,578

Cost of products sold	272,311	205,096

Gross profit	729,457	339,482

Expenses
Amortization	193,012	240,368
General and administrative	3,019,641	2,479,315
Research and development	1,447,197	1,748,368
Sales and marketing	29,834	66,269

Total operating expenses	4,689,684	4,534,320

Operating loss	(3,960,227)	(4,194,838)

Other income (expenses)
Interest and sundry income	56,100	110,702
Interest expense on convertible debentures and bridge funding	(349,261)	(766,428)
Foreign exchange gain (loss)	250,337	(81,949)
Gain on early repurchase of convertible debentures (Note 8)	1,214,554	—
Gain on settlement of accounts payable	—	172,393
Loss on disposal of equipment	(1,244)	—

Total other income (expenses)	1,170,486	(565,282)

Loss for the year before income taxes	(2,789,741)	(4,760,120)

Income tax expense	(9,598)	—

Loss and comprehensive loss for the year	(2,799,339)	(4,760,120)

Deficit, beginning of year	(70,420,554)	(65,660,434)
Equity component of early repurchase of convertible debentures (Note 8(b))	725,018	—

Deficit, end of year	$(72,494,875)	$(70,420,554)

Basic and diluted loss per share	$(0.05)	$(0.13)
Weighted average number of shares outstanding	51,235,000	37,025,000

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007

OPERATING ACTIVITIES
Loss for the year	$(2,799,339)	$(4,760,120)
Adjustments for items not involving cash:
Amortization of deferred revenue	(500,745)	(187,776)
Amortization of property and equipment	239,005	277,286
Amortization of deferred financing costs	—	9,083
Deferred tenant inducement allowance	(8,056)	(8,056)
Unrealized foreign exchange gain	(541,278)	(65,460)
Gain on settlement of accounts payable	—	(172,393)
Gain on early repurchase of convertible debentures	(1,214,554)	—
Accretion of convertible debentures	130,485	757,345
Loss on disposal of property and equipment	1,244	4,271
Stock-based compensation	320,325	195,828

	(4,372,913)	(3,949,992)
Changes in non-cash working capital items:
Receivables	276,053	(44,286)
Inventory	(28,363)	(38,146)
Prepaid expenses, deposits and other	(3,297)	68,272
Accounts payable and accrued liabilities	(648,278)	(2,729,134)
Advances from customers	(1,806)	12,539

Cash used in operating activities	(4,778,604)	(6,680,747)

INVESTING ACTIVITIES
Purchase of short-term investments	(4,918,751)	(350,385)
Proceeds from short-term investments	3,506,374	111,500
Proceeds from disposals of property and equipment	—	9,293
Purchases of property and equipment	(9,595)	(20,671)

Cash used in investing activities	(1,421,972)	(250,263)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of issuance costs	4,213,681	1,464,750
Proceeds from convertible debentures and bridge loan, net of issuance costs	5,176,399	—
Repayment of debentures and bridge loan	(2,396,992)	(1,065,871)

Cash provided by financing activities	6,993,088	398,879

Increase (decrease) in cash	792,512	(6,532,131)

Cash, beginning of year	1,265,542	7,797,673

Cash, end of year	$2,058,054	$1,265,542

Supplemental cash flow information:
Interest paid	$202,189	$119,739
Income taxes paid	$9,598	$—

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
1.	NATURE AND CONTINUANCE OF OPERATIONS

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.

As at March 31, 2008, the Company had accumulated losses since inception of $72,494,875. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. Under a convertible debenture agreement, the Company may qualify to receive $10,100,000 in financing subsequent to March 31, 2008, should it meet certain conditions (see Note 8(a)).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). In November 2007, the Company completed its purchase of the 3% non-controlling interest of NMLP. All significant inter-company balances and transactions have been eliminated upon consolidation.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits and other receivables, income tax rates, the recoverability of future income tax assets, the valuation of convertible debentures, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Translation of foreign currencies and subsidiaries

The Company’s functional and reporting currency is in Canadian dollars. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the statement of operations.

The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.

(d)	Statutory reserves

Pursuant to PRC regulations, the Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with PRC generally accepted accounting principles (“PRC GAAP”).

Appropriations to the statutory surplus reserve must be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital. The transfer to this reserve must be made before the distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.

(e)	Cash and cash equivalents

Cash and cash equivalents, when applicable, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(f)	Short-term investments

The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are classified as available-for-sale and are recorded at their fair values using quoted market prices at the balance sheet date. Unrealized gains or losses on available-for-sale investments are recognized in other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)	Trade receivables and payables

Trade receivables and payables are non-interest bearing and stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables include allowances for uncollectible amounts.

(h)	Inventory

Inventory is recorded at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for finished goods. Cost of finished goods includes direct materials and applicable direct labour and overhead costs. Cost of products sold is determined on a first-in-first-out basis.

(i)	Property and equipment

Property and equipment is recorded at cost. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	10 years
Leasehold improvements are amortized over the term of the lease.

(j)	Intangible assets

Technology licenses and rights to technology are initially recorded at their acquisition costs and increased for costs incurred to further develop or enhance the technology based on consideration paid. Amortization is provided on a straight-line basis over the estimated useful life of ten years subject to impairment. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing are expensed in the period incurred.

(k)	Impairment of long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.

(l)	Deferred lease inducements

Lease inducements are deferred and amortized to reduce rent expense on a straight-line basis over the term of the lease.

(m)	Convertible debentures

Convertible debentures are considered a compound financial instrument. The Company follows the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component is determined by deducting the fair value of the liability component from the face principal amount. Direct issuance costs are allocated to each component based on these relative values. The liability component is subsequently measured at amortized cost and accreted to the face principal amount over the estimated term of the convertible debentures using the effective interest rate method.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(n)	Revenue recognition
(i)	Product sales

Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer as long as the Company has not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection is reasonably assured.

(ii)	License fees

License fees are comprised of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values compared to vendor specific objective evidence.

(o)	Research and development expenses

Research costs which include salaries and benefits, clinical trial costs, patent costs and other related costs less any investment tax credits are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

(p)	Investment tax credits

The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $133,694 have been applied to reduce research and development expenditures for the year ended March 31, 2008 (2007 — $172,866).

(q)	Stock-based compensation

The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, the Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholes option pricing model which takes into consideration the risk free interest rates, expected term and historical volatility of the stock options issued and is expensed over the expected vesting periods of the options. Options or other equity based instruments issued to non-employees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(r)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantially enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.

(s)	Earnings or loss per common share

Basic earnings or loss per common share is computed by dividing net income or loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is calculated using the treasury stock method, by adjusting the weighted average number of common shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised.

3.	ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS
(a)	Accounting Changes

Effective April 1, 2007, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Financial Instruments

Effective April 1, 2007, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3855, “Financial Instruments — Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in net income in the statement of operations.

The Company’s short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

Derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are recorded on the balance sheet at cost. All other derivatives are recorded on the balance sheet at fair value. Gains and losses on derivatives recorded at fair value are included in net earnings.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(b)	Financial Instruments (continued)
(i)	CICA 3855, “Financial Instruments — Recognition and Measurement” (continued)

All other financial instruments were recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date. There was no impact on deficit upon adoption of this standard.

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at April 1, 2007. There was no impact on the Company’s financial statements upon adoption of this standard.

(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. There was no impact on the Company’s financial statements upon adoption of this standard.

(iv)	CICA 3862, “Financial Instruments — Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(v)	CICA 3863, “Financial Instruments — Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments - Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(c)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(d)	CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(e)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(f)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(g)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

4.	RECEIVABLES

	2008	2007

Trade receivable	$65,925	$—
Input tax credits receivable	496,941	434,168
Investment tax credits receivable	530,162	950,285
Other receivables	46,486	35,794

	$1,139,514	$1,420,247

5.	INVENTORY

	2008	2007

Raw materials	$50,087	$94,504
Finished goods	85,310	12,733

	$135,397	$107,237

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
6.	PROPERTY AND EQUIPMENT

		Accumulated
2008	Cost	Amortization	Net Book Value

Furniture and office equipment	$532,492	$393,119	$139,373
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	2,131,146	731,175	1,399,971
Motor vehicles	247,277	120,321	126,956

	$3,030,523	$1,359,398	$1,671,125

		Accumulated
2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

7.	DEFERRED REVENUE

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Laboratorios Del Dr. Esteve, S.A. (“Esteve”) under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.

On May 11, 2007, the Company and Esteve entered into an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 during the year ended March 31, 2008.

8.	CONVERTIBLE DEBENTURES

Liability component	2008	2007

Series LIBOR plus 4% convertible debentures	$3,107,742	$—
Series 5.5% convertible debentures	—	3,689,272

	3,107,742	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion	$3,107,742	$—

Equity component	2008	2007

Series LIBOR plus 4% convertible debentures	$1,937,529	$—
Series 5.5% convertible debentures	—	725,018

	$1,937,529	$725,018

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(a)	Series LIBOR plus 4% convertible debentures

On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see Note 9(b)(ii)(2)) and $15,600,000, respectively. Under the Financing, convertible debentures were to be issued in a series of tranches, subject to certain conditions precedent. On October 17, 2007, December 31, 2007 and March 31, 2008, the Company issued convertible debentures for gross proceeds of $2,000,000, $1,500,000 and $2,000,000 respectively.

The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option. Subject to certain conditions.

The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per annum, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to March 31, 2008, included in accounts payable and accrued liabilities is $113,838.

The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSX over the last five trading days prior to the conversion date.

Under the Financing, subject to certain conditions precedent, the Company has committed to issue additional tranches of convertible debentures for gross proceeds of $10,100,000 as follows:

June 30, 2008	$2,000,000
September 30, 2008	2,000,000
December 31, 2008	2,000,000
March 31, 2009	4,100,000

$10,100,000

The Company used the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component of $2,148,799 was determined by deducting the fair value of the liability component of $3,351,201 from the principal amount of $5,500,000. The fair value of the liability component was computed as the present value of future principal and interest payments discounted at a rate of 25% per annum.
In connection with the Financing, the Company incurred direct issuance costs of $1,560,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at March 31, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 9(b)(ii)(2)) and $329,490 and $211,270 to the liability and equity components of the convertible debentures, respectively. Other direct issuance costs of $488,033 have been deferred and recorded in other assets. The Company will either offset these costs against proceeds received from the issuance of future tranches of convertible debentures contemplated under the Financing, or expense these costs to the statement of operations should the criteria for their deferral not continue to be met.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(a)	Series LIBOR plus 4% convertible debentures (continued)

The following tables summarize the changes in the liability and equity components of the convertible debentures during the year ended March 31, 2008:

Liability component	2008

Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000
Amount allocated to the equity component	(2,148,799)
Direct issuance costs allocated to the liability component	(329,490)
Accretion	86,031

Balance, end of year	3,107,742
Less: current portion	—

Long-term portion, end of year	$3,107,742

Equity component	2008

Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000
Amount allocated to the liability component	(3,351,201)
Direct issuance costs allocated to the equity component	(211,270)

Balance, end of year	$1,937,529

The liability components of the convertible debentures are recorded at amortized cost and accreted to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

(b)	Series 5.5% convertible debentures

On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of the series 5.5% convertible debentures. Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the Financing described in Note 8(a) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

The following tables summarize the changes in the liability and equity components of the convertible debentures during the years ended March 31, 2008 and 2007:

Liability component	2008	2007

Balance, beginning of year	$3,689,272	$4,168,563
Accretion and interest paid on convertible debentures	44,454	637,606
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	(105,305)
Foreign exchange gain	(552,372)	(65,460)
Principal repayments	(1,966,800)	(946,132)
Gain on early repurchase of convertible debentures	(1,214,554)	—

Balance, end of year	—	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion, end of year	$—	$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
8.	CONVERTIBLE DEBENTURES (continued)
(b)	Series 5.5% convertible debentures (continued)

Equity component	2008	2007

Balance, beginning of year	$725,018	$725,018
Equity component of early repurchase of convertible debentures	(725,018)	—

Balance, end of year	$—	$725,018

9.	SHARE CAPITAL
(a)	Authorized share capital

Pursuant to the closing of the financing on October 17, 2007, the Company’s share structure was reorganized as follows:
•	creation of one class A special share; and

•	voting common shares were re-designated as restricted voting shares
The rights and restrictions for these shares are as follows:
(i)	Class A Special Share
•	Limited to one share

•	Not entitled to vote at any meeting of the shareholders, except as specifically provided

•	Entitled to elect separately as a class, up to one-half of the number of directors of the Company from time to time

•	May designate the appointment of the Chairman, Vice Chairman, and Chairman of the Audit Committee, subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•
May designate the appointment and termination of the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer, as well as the Chairman of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals Co., Ltd., subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•	Not entitled to receive any dividends

•	Entitled only to the return of paid in capital of $1 for the Class A Special Share upon liquidation or dissolution
(ii)	Restricted Voting Shares
•	Unlimited number of restricted voting shares without par value

•	Entitled to attend and vote at all meetings of shareholders other than separate meetings of the holders of another class of shares

•	Entitled to one vote per share

•	Entitled to dividends as declared by the directors from time to time

•	Subject to the rights of Class A Special Share, entitled to participate equally, share for share, in the distribution of property upon liquidation or dissolution of the Company

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(b)	Issued and outstanding share capital
(i)	Class A Special Share

	Number of Class A Special
	Shares Outstanding	Amount

Balance, March 31, 2007 and 2006	—	$—
Issued during the period	1	1

Balance, March 31, 2008	1	$1

On October 17, 2007, the Company issued one Class A Special Share for $1 concurrent with the financing described in Note 8(a).
(ii)	Restricted Voting Shares

	Number of Restricted Voting
	Shares Outstanding	Amount

Balance, March 31, 2006	35,059,451	$62,766,019
Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(1))	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	64,230,769
Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(2))	16,327,272	3,899,381

Balance, March 31, 2008	60,136,723	$68,130,150

(1)
On January 8, 2007, the Company issued 8,750,000 restricted voting shares (formerly common shares) at $0.18 per share for gross proceeds of $1,575,000 under a non-brokered private placement. In connection with the private placement, the Company incurred cash share issuance costs of $110,250.

(2)
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the financing described in Note 8(a). In connection with the financing, the Company incurred share issuance costs of $590,619.

(c)	Escrow shares

As at March 31, 2008, there were no (2007 — 1,559,054) restricted voting shares (formerly common shares) held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of a settlement agreement, the remaining 1,559,054 escrowed shares were released on November 12, 2007 completing the commitment to release a total of 2,598,425 escrowed restricted voting shares (formerly common shares) (see also Note 13(b)(iii)).

(d)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. Accordingly, as at March 31, 2008, the Company has 3,565,101 (2007 — 2,545,822) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(d)	Stock options (continued)

Stock option transactions during the year ended March 31, 2008 and 2007 are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	$1.94

The Company’s outstanding options as at March 31, 2008 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price

$0.38 – $0.51	1,152,000	$0.40	3.54	689,462	$0.39
$1.50 – $1.55	691,333	1.54	2.12	605,991	1.54
$2.46	180,000	2.46	0.52	180,000	2.46
$3.83	770,000	3.83	0.59	770,000	3.83
$5.02 – $5.53	155,000	5.18	0.82	155,000	5.18

	2,948,333	$1.94	2.11	2,400,453	$2.25

Stock options outstanding as at March 31, 2008 expire between October 6, 2008 and November 19, 2012.
(e)	Stock-based compensation

For the year ended March 31, 2008, the Company recognized stock-based compensation expense of $320,325 (2007 — $195,828). Of this amount, $55,369 was recorded in research and development expenses (2007 — $138,717) and $264,956 was recorded in general and administrative expenses (2007 — $57,111).

The weighted average fair value of each option granted was $0.37 (2007 — $0.23) calculated using the Black-Scholes option-pricing model at the date of each grant using the following weighted average assumptions:

	2008	2007

Annualized stock price volatility	93.56%	77.57%
Risk-free interest rate	3.75%	3.89%
Expected option lives	5.0 years	5.0 years
Dividend yield	0.0%	0.0%

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
9.	SHARE CAPITAL (continued)
(f)	Share purchase warrants

	Number of	Purchase Price
	Warrants	per Share

Balance, March 31, 2006	3,838,788	$3.85
Expired	(3,838,788)	3.85

Balance, March 31, 2007 and 2008	—	$—

10.	CONTRIBUTED SURPLUS

	2008	2007

Balance, beginning of year	$4,951,016	$4,755,188
Stock-based compensation (Note 9(e))	320,325	195,828

Balance, end of year	$5,271,341	$4,951,016

11.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

(a)	The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Non-capital tax losses carried forward	$7,031,000	$6,890,000
Research and development deductions and credits	7,443,000	9,595,000
Reserves	—	383,000
Property and equipment	1,741,000	2,055,000
Other	554,000	423,000

Total gross future income tax assets	16,769,000	19,346,000
Valuation allowance	(16,769,000)	(19,346,000)

Net future income tax assets	$—	$—

The potential income tax benefits relating to future income tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
11.	INCOME TAXES (continued)
(b)
As at March 31, 2008, the Company has non-capital losses carried forward of $29,693,000 (2007 — $23,988,000) and for income tax purposes available to reduce taxable income in future years in Canada ($20,105,000), United States ($59,000), Hong Kong ($7,129,000), and PRC ($2,400,000). In addition, the Company has approximately $17,536,000 (2007 — $20,253,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,808,000 (2007 — $4,075,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards

2009-2013	$660,000	$3,886,000
2014-2018	3,148,000	5,043,000
2024-2028	—	13,635,000
No expiry	—	7,129,000

	$3,808,000	$29,693,000

(c)	The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 26% (2007 — 34%) statutory tax rate is as follows:

	2008	2007

Income tax recovery at statutory rates	$(725,000)	$(1,624,000)
Tax effect of non-deductible expenses	126,000	294,000
Change in estimates	3,061,000	—
Change in valuation allowance	(2,577,000)	1,034,000
Foreign tax rate differences	124,598	296,000

Income tax expense	$9,598	$—

12.	RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $600,190 (2007 — $366,234) charged by a law firm to which the Company’s corporate secretary provided consulting services to on a part-time basis during the year ended March 31, 2007. These legal fees are included in general and administrative expenses. As at March 31, 2008, $11,279 of legal fees payable to this law firm is included in accounts payable and accrued liabilities (2007 — $75,890). These transactions have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

13.	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2009	$230,262
2010	144,134
2011	6,294

$380,690

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
13.	COMMITMENTS AND CONTINGENCIES (continued)
(a)	Lease commitments and guarantees (continued)

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,590,600 (2007 — $1,825,575) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

(b)	Litigation
(i)	Severance claims

At March 31, 2007, the Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. In relation to these claims, the Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities. These claims were settled in October 2007. Settlement costs incurred in excess of or less than the amounts accrued have been recorded in general and administrative expenses in the statement of operations.

(ii)	Claim for services provided

As at March 31, 2007, a former consultant to the Company had initiated a letter of demand for US$100,000 against the Company for services rendered. Management’s assessed this claim as without merit and intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd., also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”), filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. In October 2007, the dispute between the Company and Tianjin was settled. The costs of this settlement have been recorded in general and administrative expenses in the statement of operations. Under the terms of the settlement agreement, in November 2007, the Company released the remaining 1,559,054 restricted voting shares from escrow to Tianjin (see Note 9(c)).

(iv)	Indemnity legal claim

As at March 31, 2007, the Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. During the year ended March 31, 2008, the Company settled the claim and paid $70,000 towards uncontested expenses. The arbitration has been adjourned pending attempts to resolve the claim for contested expenses. At March 31, 2008, the Company has accrued $26,000 for contested expenses in accounts payable and accrued liabilities.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
14.	FINANCIAL RISK
(a)	Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and short-term investments with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities.

(b)	Foreign currency risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2008, $173,870 of cash (2007 — $457,274) and $nil of short-term investments (2007 — $350,385) were denominated in Chinese Renminbi. The Company has elected not to actively manage foreign currency risk exposure at this time.

(c)	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)	Interest rate risk

The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company’s convertible debentures bear interest at a floating rate which is reset periodically.

15.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	2008	2007

China — product sales	$501,023	$356,802
Spain — license fees	500,745	187,776

	$1,001,768	$544,578

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007
15.	SEGMENTED INFORMATION (continued)
(b)	Long-lived assets

	2008	2007

Canada	$52,130	$83,939
Hong Kong	16,740	17,328
China	1,602,255	1,797,863

	$1,671,125	$1,899,130

Long-lived assets consist of property and equipment.

(c)	Major customers

Revenues from license fees for the years ended March 31, 2008 and 2007 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales for years ended March 31, 2008 and 2007 of $139,985 and $27,977 were derived from one major customer.

16.	SUBSEQUENT EVENT

On April 25, 2008 WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand for payment, denying liability and refusing to pay. To date, no proceedings have been commenced.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
The following discussion by management of the operating results covers the 12-month period ended March 31, 2008 is as of June 25, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted.
FORWARD-LOOKING STATEMENTS
The forward-looking statements in this discussion regarding our expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan). In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures TTX for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.
Product Pipeline
Tectin
The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (“DMC”), a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving Tectin compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis have been published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
Other Applications of TTX
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances until further resources are available or until the Company enters into a suitable partnership/collaboration.
CORPORATE UPDATE
In addition to the events described above, the following significant events occurred since our last annual disclosure:
CK Life Sciences Int’l. Inc. (“CKLS”) Transaction
In July 2007, WEX entered into a subscription agreement with CK Life Sciences Int’l., Inc. (“CKLS”) with respect to a private placement of equity and debt. The private placement closed on October 17, 2007. Under the terms of the agreement, Pharmagesic (Holdings) Inc., an indirect wholly-owned subsidiary of CKLS, subscribed for 16,327,272 restricted voting shares of WEX, representing approximately 27% of the issued and outstanding restricted voting shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and a convertible debenture to be received in a series of quarterly instalments in the principal sum of $15,600,000. The first, second and third instalment of the convertible debentures in the amount of $5,500,000 have been received and are to be subsequently followed by further quarterly advances totalling $10,100,000 provided certain conditions are met.

2

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
The proceeds from this financing have been used to repay in full the short-term bridge funding, to pay out the holders of the 5.5% convertible debentures denominated in US dollars under which approximately $3.2 million (US$3.2 million) face value of the convertible debentures and accrued interest thereon was outstanding for the agreed discounted lump sum amount of $2.0 million (US$2.0 million), to pay closing costs of the financing and to repay outstanding accounts payable balances. The balance of the funds received and future convertible debenture instalments will be used to fund the Company’s planned Phase III clinical trials of Tectin and working capital needs.
The subscription agreement is available at www.sedar.com.
Concurrent with the CKLS financing, the Company entered into settlement agreements with several parties, a termination agreement with a senior executive, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the year ended March 31, 2008.
Management
In November 2007, WEX appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes two years as CEO of GeneHarbour Technologies (Hong Kong) and five years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.
WEX has also successfully recruited an experienced financial controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a financial controller in Canada. Mr. Choo assumed the responsibilities of the Company’s former Acting CFO, Mike Lam, who stepped down after the completion and filing of the second quarter’s financial statements. Mr. Lam was appointed Acting CFO in October 2007, after the resignation of Vaughn Balberan. Mr. Balberan, who held the position of Controller, also held the position of Acting CFO since January 2007.
Corporate Partnerships
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing of TTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.
Intellectual Property
In September 2007, the Company was granted Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”. Foreign counterparts of both patents have been previously issued in China and are pending in other countries.
In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful re-examination strengthens the intellectual property rights for Tectin.

3

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
FINANCIAL RESULTS
Selected Annual Information
The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	Year ended March 31,
(in thousand of dollars, except per share amounts)	2008	2007	2006(1)
Revenue	$1,002	$545	$629
Loss for the year	(2,799)	(4,760)	(21,622)
Basic and diluted loss per share	(0.05)	(0.13)	(0.62)
Total assets	7,519	5,333	11,891
Long term financial liabilities (2)	3,108	—	1,851

(1)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(2)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of Tectin.
For the fiscal year ended March 31, 2008, the Company recorded a net loss of $2.799 million ($0.05 per share) compared to a net loss of $4.760 million ($0.13 per share) for the fiscal year ended March 31, 2007. This decrease in net loss of $1.961 million is due to, amongst other items, gain in the settlement of the series 5.5% convertible debentures, recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash and short-term investments of $3.816 million as at March 31, 2008 compared to $1.627 million as at March 31, 2007.
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Product sales	$501	$357	$441
License fees	501	188	188

	$1,002	$545	$629

For the year ended March 31, 2008 the total generic and other sales were $501,000 or an increase of $144,000 when compared to $357,000 in revenues for the year ended March 31, 2007. The Company continues to evaluate various business opportunities for its generic pharmaceuticals business in China, while remaining focused on the commercialization of Tectin.

4

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
On May 11, 2007, WEX terminated its license and collaboration agreement with Esteve, which was signed in November 2002. Upon termination of the agreement, the remaining balance of deferred revenue of $500,745 was recognized as revenue. License fees of $187,776 for the year ended March 31, 2007 were related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This original payment was recorded as deferred revenue and was being amortized on a straight-line basis.
Expenses

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Cost of products sold	$272	$205	$277
Amortization	193	240	913
General and administrative	3,020	2,479	4,458
Research and development	1,447	1,748	10,641
Sales and marketing	30	66	69

	4,962	4,738	16,358

Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales were 48% for the twelve months ended March 31, 2008 and 43% for the prior 2007 period.
Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Amortization of production and equipment is included in inventory and cost of sales. As such, a portion is included in the cost of goods sold. Total amortization expense decrease to $193,000 for the fiscal year ended March 31, 2008 from $240,000 for the fiscal year ended March 31, 2007. This decrease of $47,000 was due the disposal of capital assets and minimal capital purchases during the year.
General and Administrative
General and administrative expenses increased to $3.02 million for the fiscal year ended March 31, 2008 from $2.48 million for the fiscal year ended March 31, 2007. This increase of $540,000 was largely due to fees and settlement expenses associated with the subscription agreement with CKLS with respect to a private placement of equity and debt, offset by lower operating cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses totaled $1.45 million for the fiscal year ended March 31, 2008 as compared to $1.75 million for the fiscal year ended March 31, 2007 or a decrease of $300,000 or 17%. The decrease is primarily due to the cancelling of the clinical trial in March 2006 and the suspension of most research related activity while waiting for the CKLS financing to be completed. However, it is expected the clinical trial and salary costs will now increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.

5

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Sales and Marketing
Sales and marketing costs were lower for the fiscal year ended March 31, 2008 as compared to the previous fiscal year, due to cost containment measures implemented by the Company.
Other Income and Expenses
Other income and expenses for the fiscal year ended March 31, 2008 decreased by $1,735,000 to a gain of $1,170,000 from an expense of $565,000 for the fiscal year ended March 31, 2007. The decrease is mainly a result of the settlement gain of $1,215,000 realized on the complete settlement of the 5.5% convertible debenture liabilities. Foreign exchange gains over the prior year periods had a significant impact on the decrease in losses due to the loss in value of the US dollar in spite of the decreasing strengths of the Chinese renminbi and Hong Kong dollar.
Summary of Quarterly Results
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending March 31, 2008. The Company did not have any discontinued operations or extraordinary items in this period.

			Basic and
		Loss for the	Diluted Loss
(in thousand of dollars, except per share amounts)	Revenues	Period	per Share	Total Assets
June 30, 2006 (1)	$123	$(1,422)	$(0.04)	$8,179
September 30, 2006 (1)	154	(814)	(0.02)	7,373
December 31, 2006 (1)	133	(1,238)	(0.04)	5,666
March 31, 2007	135	(1,286)	(0.03)	5,333
June 30, 2007	681	(334)	(0.01)	4,396
September 30, 2007	143	(1,014)	(0.02)	4,073
December 31, 2007	66	(584)	(0.01)	6,257
March 31, 2008	112	(867)	(0.01)	7,519

(1)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements. The Company made revisions to amortization expense, convertible debenture interest and foreign exchange and convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The basis of the restatement is described in note 2 to the Company’s September 30, 2007 financial statements.

The net effect on basic and diluted loss per share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per share.
Revenues up until the quarter ended June 30, 2007 include a combination of sales of generic drugs and license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Subsequent quarters represent only generic drug sales.

6

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
The quarterly loss over the most recent eight quarters has been affected largely by the following significant events:
•
R&D expenditures were relatively high in the quarter ended June 30, 2006 following cancellation of the TEC-014 study. R&D expenditures then remained low until the March 31, 2008 quarter when we started on the TEC-006 clinical trial.

•	Legal and related expenses were relatively high throughout calendar 2007 as the Company addressed certain conditions precedent to the CKLS transaction.
•
The loss for the quarter ended December 31, 2007 was reduced by the gain on the final discounted settlement of the UOB convertible debentures. The loss was increased by legal fees of approximately $386,000 to finalize the CKLS financing and settlements of legal proceedings and restructuring costs of $760,000.

•
The loss for the quarter ended June 30, 2007 was reduced by the inclusion of the remaining deferred Esteve licence fee revenue of $501,000. No further licence fee revenue was recognized after June 30, 2007.

•	The loss for the quarter ended September 30, 2006 was reduced by a R&D tax credit adjustment of $173,000.
•	In addition, in 2007 there were foreign exchange gains mainly due to the appreciation of the Chinese renminbi against the Canadian dollar.
Fourth Quarter Results
The following table is a summary of selected information for the three-month periods ended March 31, 2008 and March 31, 2007:

	Three months ended March 31,
(in thousands of dollars)	2008	2007
Research and development expenses	$602	$480
General and administrative expenses	1,383	685
Amortization	46	59
Interest income	26	9
Net loss	867	1,286
For the three-month period ended March 31, 2008, the Company’s net loss decreased by $419,000 or 33% to $867,000 compared to $1,286,000 for the same period in fiscal 2007.
Research and development expenses increased due to increased activities associated with the Company’s TEC-006 Phase III clinical trial.
The significant increase in general and administrative expenses primarily resulted from the reclassification of restructuring costs from the previous quarter.
Amortization expense decreased due to limited new investment in capital assets.
The increase in interest income primarily resulted from increased cash balances due to the October 2007 private placement agreement.

7

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Disclosure Controls and Procedures and Internal Controls
The Company has established disclosure controls and procedures for the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by applicable securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Company’s filings. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these disclosure controls and procedures should not exceed their expected benefits. As such, the Company’s disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.
As at March 31, 2008, management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and acting Chief Financial Officer concluded that WEX’s disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed by the Company in reports filed with Canadian securities regulators is accurate and complete and filed within the time periods required.
There have been no significant changes in WEX’s internal control over financial reporting during the year ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect WEX’s internal control over financial reporting.
Liquidity and Capital Resources
As at March 31, 2008, the Company had cash short term investments of $3,815,631, compared to $1,627,427 at March 31, 2007. Major contributors to the net change are as follows:
•	$9,990,000 proceeds from CKLS investment, received in October and December, 2007 and March 2008
•	$1,560,000 financing costs applied against proceeds from issuance of shares and debentures
•	$2,060,000 payment for the outstanding debentures
•	$4,690,000 used in operating activities for the fiscal year ended March 31, 2008
During the fiscal year ended March 31, 2008, receivables decreased from $1.420 million to $1.140 million, due mainly to the receipt of investment tax credits. Included in accounts payable and accrued liabilities at March 31, 2008, is a provision of $589,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and intends to vigourously defend this claim. During the period, the Company paid off its series 5.5% convertible debentures for a discounted principal sum of $1.967 million, issued 16.327 million restricted voting shares to CKLS for gross proceeds of $4.490 million, and as well issued $5.5 million series LIBOR plus 4% convertible debenture to CKLS. A portion ($2,148,799) of the series LIBOR plus 4% convertible debenture was allocated to equity net of issue cost of $211,270.
To date, the Company has received a total of $9.9 million from the CKLS financing in form of shares subscription and convertible debentures that was closed on October 17, 2007. Subject to certain conditions, the remaining $10.1 million will be advanced to WEX in quarterly instalments ending March 2009. We believe that our cash balances in place, along with the scheduled quarterly instalments from the CKLS financing, will be sufficient to fund our operating and capital requirements for the next 15 months.

8

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
As at March 31, 2008 the Company had working capital of $3,780,120. Working capital is defined as current assets less current liabilities. Working capital provides information on the Company’s ability to meet its obligations and fund ongoing operations. Included in working capital is cash of $3,815,631 which is held in different currencies as follows:

	March 31,	December 31,	September 30,	March 31,
(in thousands of dollars)	2008	2007	2007	2007

Canadian dollars	$3,595	$3,157	$31	$250
U.S. dollars	4	6	35	7
Chinese renminbi	174	72	199	457
Hong Kong dollars	43	4	48	913

	3,816	3,239	313	1,627

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions.
Contractual Obligations and Contingencies
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2008 - 2009	2009 - 2010	2011 - 2012	Thereafter

Contractual Obligations
Operating leases	$380	$230	$144	$6	$—
Clinical and equipment	25	25
Debenture obligations (1)	6,219	—	6,219	—	—

	6,624	255	6,363	6	—

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2010 will be approximately $719,000.
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,591,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
On April 25, 2008 WEX received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Refer to the notes to the consolidated financial statements, note 13 “Commitments and contingencies” for further details pertaining to litigation.

9

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the fiscal year ended March 31, 2008 legal fees incurred to this law firm of $655,109 (2007 — $366,234) are included partly in general and administrative expenses and partly in financing and restructuring costs. As at March 31, 2008, $11,279 is included in accounts payable and accrued liabilities (2007 — $75,890). These legal fees have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
On July 25, 2007 an affiliate of the investor of the private placement advanced a bridge loan in the principal amount of $350,000 and on October 3 and 4, 2007 additional funding was provided to WEX in the amount of $80,192 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at LIBOR plus 4%. The loan plus interest was repaid in full on October 17, 2007.
Interest expense for the fiscal year ended March 31, 2008 amounted to $7,722 (2007- $nil) respectively are reported in other income and expenses.
Financial Instruments and Other Instruments
Convertible debentures
(a)	Series 5.5% convertible debentures maturing December 31, 2007 (Denominated in US dollars)

As of October 17, 2007 the remaining aggregate principal amount of the debentures of US$3,241,875, which is equivalent to $3,177,038 was settled in full with a discounted principal payment to the debenture holders in the amount of US$2,000,000 or equivalent to $1,966,800.

(b)	Series LIBOR plus 4% convertible debentures maturing two years from date of issue (convertible debenture (the “Debenture”) in the principal sum of $15,600,000).
The proceeds raised under the debenture and private placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of Tectin and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
Instalments of $2,000,000, $1,500,000 and $2,000,000 were received on October 17, December 31, 2007 and March 31, 2008 respectively.
Subject to certain conditions precedent, the remaining funds of $10,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing June 30, 2008. The Debenture will impose significant restrictions on the activities of WEX throughout its term.

10

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price (as defined below) of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX’) over the last five trading days prior to the conversion date. The potential conversion of the debentures issued to March 31, 2008 may result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares.
The Debenture bears interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually, not in advance, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, WEX may be required to issue restricted voting shares at an issue price equal to VWAP of such shares on the TSX for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). Interest accrued to March 31, 2008 of $113,838 is included in accounts payable and accrued liabilities.
The issue price of the restricted voting shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per share or less than $0.05 per share.
The fair value of the convertible debentures are calculated at the present value of future contractual payments of principal and interest, discounted at a rate of 25% per year which approximates the risk of capital applicable to market rates of interest. After taking into account offering costs, this equates to an effective interest rate of 28%. As at March 31, 2008 the equity component of the LIBOR plus 4% convertible debentures issued from October 17, 2007 to March 31, 2008 is $2,148,799 and the fair value component of the liability is $3,351,201.
Other Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Outlook
The Company expects to incur operating losses for the foreseeable future as the lead product, Tectin, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin, as well as the Company’s other initiatives in research, development, and business development activities.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

11

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. The Company did not enter into any collaborative licensing agreement entered during the quarter ended March 31, 2008
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debentures would have attracted an interest rate of approximately 25% per year.
Adoption of Accounting Policies
Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.

12

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards are effective for the Company’s interim and annual financial statements beginning with the first quarter of 2007.
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2008, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the fiscal year ended March 31, 2008 and total shareholders’ deficiency at March 31, 2008 are unchanged.
Share Capital
As of March 31, 2008, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 2,948,333 stock options outstanding in the Company’s stock option plan (of which 2,400,453 were exercisable) at a weighted average exercise price of $1.94.
As at March 31, 2008 and at the date of this MD&A there were no warrants outstanding.

13

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
As of the date of this MD&A there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 2,948,333 stock options outstanding in the Company’s stock option plan (of which 2,400,453 were exercisable) at a weighted average exercise price of $1.94. In addition, the Company has issued a convertible debenture that could result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

14

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE
Reporting Issuer Name: WEX Pharmaceuticals Inc.
Fiscal year end date used
to calculate capitalization: March 31, 2008

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	(i	)

60,136,724

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a)(ii)(A) and (B) of the Rule)	(ii)

0.4017

Market value of class or series	(i) X (ii) =		(A	)

24,157

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)
			(B	)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined)		(C	)

(Repeat for each class or series of securities)		(D	)

Capitalization

(Add market value of all classes and series of securities)

	(A) + (B) + (C) + (D) =	24,157

Participation Fee		600

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer’s fiscal year	=

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

Form 52-109F1 Certification of Annual Filings
I, Bin Huang, President and Chief Executive Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Wex Pharmaceuticals Inc. (the issuer) for the period ending March 31, 2008;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 26, 2008

/s/
Bin Huang, PhD, MBA
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F1 Certification of Annual Filings
I, Bin Huang, Acting Chief Financial Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Wex Pharmaceuticals Inc. (the issuer) for the period ending March 31, 2008;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 26, 2008

/s/
Bin Huang, PhD, MBA
Acting Chief Financial Officer
WEX Pharmaceuticals Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer